Exhibit 1.1

NORDION INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2011

December 13, 2011
Ottawa, Canada

TABLE OF CONTENTS

1.	PRELIMINARY NOTES		5

	1.1.	Interpretation	5

	1.2.	Items Affecting the Comparability of Financial Information of Prior Years	5

	1.3.	Caution Regarding Forward-looking Statements	6

2.	CORPORATE STRUCTURE		7

	2.1.	Jurisdiction of Incorporation	7

	2.2.	Current Organization	7

	2.3.	Discontinued Operations	7

3.	GENERAL DEVELOPMENT OF THE BUSINESSES		8

	3.1.	Three-year History and Significant Acquisitions and Divestitures	8

	3.2.	Business Focus	10

4.	DESCRIPTION OF THE BUSINESS		11

	4.1.	Overview	11

	4.2.	Reportable Operating Segments	11

	4.3.	Targeted Therapies	11

	4.4.	Sterilization Technologies	14

	4.5.	Medical Isotopes	17

	4.6.	Corporate and Other	23

	4.7.	Divested Businesses	24

	4.8.	Customers	25

	4.9.	Employees	25

	4.10.	Principal Facilities	26

	4.11.	Research and Development	26

	4.12.	Regulatory Compliance	27

	4.13.	Environment, Health, Safety and Governance	27

5.	RISK FACTORS		29

6.	SELECTED CONSOLIDATED FINANCIAL INFORMATION		43

	6.1.	Summary Annual Information	43

	6.2.	Capital Structure	43

	6.3.	Dividends and Share Buy Backs	44

	6.4.	Ownership and Other Restrictions	45

7.	MANAGEMENT’S DISCUSSION AND ANALYSIS		45

8.	MARKET FOR SECURITIES		46

	8.1.	Trading Price and Volume	46

9.	LEGAL PROCEEDINGS		47

	9.1.	AECL Arbitration	47

	9.2.	Bioequivalence Studies	47

	9.3.	Arbitration with Life Technologies Corporations	47

	9.4.	Radiation Overexposure Claim	47

	9.5.	Factory Mutual Global	48

10.	DIRECTORS AND OFFICERS		48

	10.1.	Directors	48

	10.2.	Executive Officers	54

	10.3.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	55

	10.4.	Conflicts of Interest	55

11.	FINANCE & AUDIT COMMITTEE		55

	11.1.	Composition of Finance & Audit Committee	55

	11.2.	Auditor Service Fees	56

	11.3.	Pre-approval Policy for External Auditor Services	56

12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		57

13.	TRANSFER AGENT AND REGISTRAR		57

14.	MATERIAL CONTRACTS		57

15.	EXPERTS		57

16.	ADDITIONAL INFORMATION		57

SCHEDULE A – NORDION INC. FINANCE AND AUDIT COMMITTEE CHARTER			59

Appendix A – Position Description of Chair of the Finance & Audit Committee			67

SCHEDULE B – GLOSSARY			68

Nordion®, Science Advancing Health®, and GammaFIT™ are trademarks or registered trademarks of Nordion Inc. or its subsidiaries.

TheraSphere® is a registered trademark of Theragenics Corporation used under license by Nordion (Canada) Inc.

The following are trademarks or registered trademarks belonging to the companies indicated:

Azedra™	Molecular Insight Pharmaceuticals, Inc.
Bexxar®	GlaxoSmithKline
CardioGen-82®	Bracco Diagnostics Inc.
Nexavar®	Bayer AG
SIR-Spheres®	Sirtex SIR-Spheres Pty Ltd
Zemiva®	Molecular Insight Pharmaceuticals, Inc.
Zevalin®	Cell Therapeutics, Inc.
Glucotrace®	Best Medical Belgium Inc.
Agiris™	Best Medical Belgium Inc.

NORDION INC.
ANNUAL INFORMATION FORM
1.	PRELIMINARY NOTES

1.1.	Interpretation

In this Annual Information Form (AIF), “we”, “us”, “our”, “Nordion”, and “the Company” refer collectively to Nordion Inc., its subsidiaries and joint ventures. On November 1, 2010, the Company changed its name from MDS Inc. to Nordion Inc. In this AIF, all references to specific years are references to the fiscal years of Nordion ended October 31. All references to “$” or “dollars” are references to U.S. dollars and all references to C$ are to Canadian dollars, unless otherwise specified. This AIF should be read in conjunction with Nordion’s 2011 Annual Report, which includes the Company’s 2011 audited consolidated financial statements and notes (2011 Financial Statements) and the 2011 Management’s Discussion and Analysis (2011 MD&A).

Certain terms and abbreviations used in this AIF are defined in Schedule B – Glossary.

1.2.	Items Affecting the Comparability of Financial Information of Prior Years

All financial references in this document, unless otherwise indicated, are based on continuing operations.

During fiscal 2011, the Company sold MDS Nordion S.A. During fiscal 2010, the Company sold its Pharma Services Early Stage and Analytical Technologies operations. Prior to their sale, Phase II-IV, Central Labs and Early Stage operations were operated as a single business unit, Pharma Services. During fiscal 2009, the Company sold its Pharma Services Phase II-IV and Central Labs operations. All these operations are reported as discontinued operations. All financial references for the prior years have been restated to reflect this treatment.

1.3.	Caution Regarding Forward-looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document and the documents incorporated by reference herein, contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: our business strategy and the competitive landscape; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings; the potential for additional legal and regulatory proceedings; the regulatory status of our products, reimbursement approvals and the costs and results of clinical trials; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; our dividend policy; the repurchase of our shares through a Normal Course Issuer Bid; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of this AIF; and our success in anticipating and managing these risks: future interruptions in the supply of reactor-produced isotopes; financial risk associated with contracts; dependence on one customer for the majority of its revenue and segment earnings in the Medical Isotopes segment; interruption in the Company’s ability to manufacture its products or deliver its services or an inability to obtain key components or raw materials; TheraSphere, is sold under a Humanitarian Device Exemption in the U.S. which may be revoked in certain circumstances; reimbursement risk under the Humanitarian Device Exemption; changes in the medical isotopes market impacting price and volumes; risk associated with carrying out business in several countries; unfavourable outcome of one of the Company’s clinical trials for TheraSphere; potential changes to regulations regarding the export and use of highly enriched uranium; ffailure to remain in compliance with the covenants contained in the Company’s Credit Facility Agreement; shareholder activism; outcome of arbitration with AECL; inability to compete effectively; environmental risk associated with management of hazardous material; fluctuations in business environment; inadequate insurance coverage; litigation and regulatory proceedings; declines in equity markets and/or interest rates and changes in foreign exchange rates impacting pension plans; complex and costly regulation; inability to effectively introduce new products or services or failing to keep pace with technology; results and timeline of clinical trials; non-compliance with laws and regulations; foreign currency exchange risk; changes in trends of pharmaceuticals and biotechnology; global economic instability; volatility of share price; interruption in the performance of information technology systems and the communication systems; decommissioning of sites; inability to successfully execute strategic transactions; restrictions on access to cash; intellectual property protection; tax reassessment; research and development cost increases; services of key personnel.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our AIF, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.

The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

2.	CORPORATE STRUCTURE

2.1.	Jurisdiction of Incorporation

Nordion Inc. (formerly MDS Inc.) was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name Medical Data Sciences Limited. The Company changed its name to MDS Health Group Limited in April 1973 and to MDS Inc. in November 1996. On November 1, 2010, the Company changed its name to Nordion Inc. The Company was continued under the Canada Business Corporations Act (CBCA) on October 10, 1978 and is governed by that Act.

The head office of Nordion, and its principal place of business, is located at 447 March Road, Ottawa, Ontario, K2K 1X8.

2.2.	Current Organization

Material operating subsidiaries are defined as those companies that contribute 10% or more of the consolidated sales and operating revenues of Nordion, or account for 10% or more of the consolidated assets of the Company, or those subsidiaries that, in the aggregate contribute 20% or more of the consolidated sales and operating revenues of Nordion, or account for 20% or more of the consolidated assets of the Company.

As at October 31, 2011, Nordion’s sole material operating subsidiary was Nordion (Canada) Inc., a corporation incorporated under the CBCA. Nordion Inc. beneficially owns through a wholly-owned subsidiary of Nordion Inc. all of Nordion (Canada) Inc.’s issued and outstanding shares.

2.3.	Discontinued Operations

During fiscal 2011, Nordion completed the sale of MDS Nordion S.A., its wholly-owned Belgian subsidiary. This subsidiary included products across Nordion’s three operating business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes.

During fiscal 2010, Nordion completed the sales of its MDS Analytical Technologies operations and the Early Stage portion of MDS Pharma Services. The Phase I-IV and Central Lab portions of the MDS Pharma Services business were sold in fiscal 2009.

3.	GENERAL DEVELOPMENT OF THE BUSINESSES

3.1.	Three-year History and Significant Acquisitions and Divestitures

Nordion is a global specialty health science company that provides market-leading products and services for the prevention, diagnosis and treatment of disease. The Company operates in three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes.

Fiscal 2011 Highlights

October 31, 2011	As at October 31, 2011 the Company had repurchased and cancelled 4,860,132 million Common shares for $52.4 million pursuant to its ongoing Normal Course Issuer Bid (NCIB).

October 27, 2011	The Canadian Nuclear Safety Commission (CNSC) announced the renewal of the National Research Universal (NRU) reactor licence until 2016.

October 21, 2011	Nordion announced that hearings for the Company’s arbitration with Atomic Energy of Canada Limited (AECL) had been extended to the second fiscal quarter of 2012.

June 16, 2011	Nordion awarded the contract for the STOP-HCC and EPOCH TheraSphere Phase III clinical trials to Theorem Clinical Research.

June 3, 2011	Nordion secured a new three-year $75 million revolving credit facility.

March 31, 2011	Nordion completed the divestiture of MDS (Nordion) S.A. Belgium.

March 23, 2011	Nordion announced the STOP-HCC and EPOCH Phase III clinical trials for TheraSphere.

March 10, 2011	Nordion appointed Janet Woodruff and Sean Murphy to its Board of Directors.

January 25, 2011	Nordion entered a five-year Cobalt-60 (Co-60) supply contract with Sterigenics International.

January 20, 2011	Nordion approved the introduction of a quarterly cash dividend policy and an initial quarterly dividend of $0.10 per share was paid on April 1, 2011.

Nordion announced the reinstatement of a Normal Course Issuer Bid authorizing it to purchase for cancellation up to 5,677,108 of its Common shares.

January 5, 2011	Nordion extended its Molybdenum-99 (Mo-99) supply contract with Lantheus Medical Imaging Inc. (Lantheus)

Fiscal 2010 Highlights

September 23, 2010
The Company entered into a framework agreement with Isotope, the authorized subsidiary of RosAtom State Corporation. Under the framework agreement, the Company signed a 10-year agreement for the supply of Mo-99.

August 17, 2010	The NRU reactor returned to operation and the Company resumed its role in the medical isotope supply chain.

August 13, 2010	The Company announced the extension of its existing Co-60 supply agreement with Ontario Power Generation until 2020.

July 8, 2010	The Company completed the move of its headquarters from Toronto, Canada to Ottawa, Canada.

The Company announced the signing of a new contract with customer Lantheus to purchase the Company’s Mo-99 supply.

March 29, 2010
The Company repurchased and cancelled 52,941,176, or 44%, of the issued and outstanding Common shares, at a purchase price of $8.50 per Common share for a total cost of  $450 million under a substantial issuer bid.

March 11, 2010	The shareholders of the Company approved a special resolution authorizing the change of the Company’s name to Nordion Inc. at the Company’s 2010 Annual and Special Meeting of Shareholders.

March 8, 2010	The Company completed the divesture of MDS Pharma Services Early Stage.

February 3, 2010	The Company repaid in full its remaining outstanding senior unsecured notes for $223 million.

February 1, 2010	William D. Anderson became Chairman of the Company’s Board of Directors.

Peter Dans became Chief Financial Officer of the Company.

January 29, 2010	The Company completed the divestiture of MDS Analytical Technologies for a purchase price of $623 million in cash.

January 8, 2010	Steven West was appointed as Chief Executive Officer of the Company.

November 2, 2009	The Company completed the divestiture of MDS Pharma Services Central Labs.

Fiscal 2009 Highlights

October 20, 2009	The Company announced that its shareholders had approved the sale of MDS Analytical Technologies.

September 17, 2009	Steven West, formerly President of MDS Nordion, was appointed Chief Operating Officer of the Company.

September 4, 2009	Nordion began routine production of CardioGen-82®, a Positron Emission Tomography (PET) cardiac imaging product for Bracco Diagnostics Inc. (Bracco).

September 2, 2009
The Company announced that it had entered into an agreement to sell its MDS Analytical Technologies business, and that it intended to sell its MDS Pharma Services business, so that it could focus solely on its MDS Nordion business.

June 1, 2009	The Company announced that it had entered into an agreement to sell its Phase II-IV operations and Central Labs.

May 14, 2009	AECL shut down the NRU reactor as a result of a heavy water leak in the reactor vessel.

March 12, 2009	Shareholders approved the renewal of the Company’s Shareholder Rights Plan at the Company’s 2009 Annual and Special Meeting of Shareholders.

February 2, 2009	The Board of Directors announced the formation of a Special Committee to review strategic alternatives to enhance shareholder value.

November 19, 2008	James S.A. MacDonald was appointed as Chairman of the Company’s Board of Directors, replacing John T. Mayberry, who resigned.

3.2.	Business Focus

Nordion is a global health science company that provides market-leading products and services for the prevention, diagnosis and treatment of disease. The Company operates in three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes.

Nordion’s business strategy is focused on three strategic initiatives: to build an Interventional Oncology (IO) business within the Targeted Therapies segment, to maintain cash generation and selectively invest in growth opportunities in the Sterilization Technologies business, and to optimize the Medical Isotopes business. The Company’s business strategy builds upon its core competencies in manufacturing, logistics, and regulatory capabilities and leverages its investments in human capital and an extensive distribution infrastructure. Nordion continues to focus on maintaining its leadership positions and investing in products that are characterized by high margins and strong cash flows. Management, from time-to-time, considers various strategic alternatives, including but not limited to acquisitions or divestitures, for the Company.

4.	DESCRIPTION OF THE BUSINESS

4.1.	Overview

Nordion’s three businesses, Targeted Therapies, Sterilization Technologies, and Medical Isotopes, revolve around the development, processing and timely shipment of radioactive isotopes to provide products for the prevention, diagnosis and treatment of disease.

Entry into the Targeted Therapies, Sterilization Technologies, and Medical Isotopes markets requires significant capital investment, extensive process development and access to limited supplies of raw materials. The processing of raw isotopes is dependent upon the availability of capacity in acceptable types of nuclear reactors and cyclotrons. Processing facilities such as those operated by Nordion are centralized, capital intensive, and expensive to operate. In addition, due to the nature of the materials handled by the facilities, government and environmental regulation are significant factors in the business.

For the year ended October 31, 2011, Nordion’s consolidated revenues were $274.0 million compared with $222.0 million for the year ended October 31, 2010.

As of October 31, 2011, Nordion distributed its products in more than 60 countries.

4.2.	Reportable Operating Segments

Nordion operates and reports three business segments: Targeted Therapies, Sterilization Technologies, and Medical Isotopes, as well as certain corporate functions and activities reported as Corporate and Other.

As a result of a strategic repositioning that took place over fiscal 2009 through fiscal 2011, the Company reports MDS Pharma Services, MDS Analytical Technologies, and MDS Nordion S.A. as discontinued operations in the Consolidated Statements of Operations for all relevant periods presented therein.

4.3.	Targeted Therapies

Nordion’s Targeted Therapies segment includes TheraSphere® and Contract Manufacturing.

Nordion develops, processes and manufactures treatments for various cancers including liver cancer and non-Hodgkin’s lymphoma. These therapies target the disease from within the body with a radiation treatment directed to the tumor. Nordion’s main Targeted Therapies product is TheraSphere, which is used in the treatment of inoperable liver cancer.

Nordion is also a contract manufacturer for two commercially available radiopharmaceuticals: Bexxar®, a GlaxoSmithKline, Inc. (GSK) product for the treatment of non-Hodgkin’s lymphoma and CardioGen-82, a Bracco product for cardiovascular PET imaging.

Sales of Targeted Therapies do not follow any notable seasonal patterns or other cycles, and demand is generally constant over the long-term. However, as the products are manufactured and sold in relatively small quantities, there may be fluctuations between quarters.

For the year-ended October 31, 2011, Targeted Therapies revenue was $61.8 million compared with $60.8 million for the year-ended October 31, 2010.

Product Overview and Industry Dynamics

The primary use of TheraSphere is the treatment of liver cancer by delivering a radioactive isotope directly in or near a tumor (referred to as radioembolization). This approach provides a higher concentration of radiation treatment directed to the tumor and limits both damage to surrounding healthy tissue and side effects for the patient that often result from other forms of cancer treatment, such as external radiation.

According to the International Agency on Research in Cancer (IARC), liver cancer remains the fifth most common malignancy in men and the eighth in women worldwide.

There are two general types of liver cancer, each of which can be a target for TheraSphere treatment. The first type is primary liver cancer, known as hepatocellular carcinoma, or HCC, where the cancer begins in the liver itself. The second type is called metastatic liver cancer, where the cancer migrates to the liver from another organ.

Nordion also manufactures radiopharmaceuticals at its facilities on behalf of customers who own such products and are responsible for marketing, selling and developing them. Nordion manufactures the radiopharmaceutical, which includes a medical isotope, and delivers it directly to radiopharmacies, hospitals or clinics. Each of the radiopharmaceutical products manufactured by Nordion has its own customized facilities that are designed to meet pharmaceutical regulatory manufacturing requirements.

Products/Services

TheraSphere®

TheraSphere is the first product that Nordion has licenced, developed and commercialized to sell directly to healthcare professionals worldwide. It was licenced from Theragenics Corporation in 1995 and developed as a medical device for the targeted treatment of liver cancer. TheraSphere treatment involves injecting tiny irradiated glass beads that target cancerous tumors in the liver. The radioisotope used in this treatment is Yttrium-90 (Y-90).

Nordion purchases glass beads that contain a target material, which is converted into Y-90 when the beads are irradiated in a research reactor. The Company has arrangements with two research reactors (Missouri University Research Reactor and NTP Radioisotopes (Pty) Ltd. (NTP), a wholly owned subsidiary of the South African Nuclear Energy Corporation (NECSA)) for irradiation. The NRU reactor is not used in the production of TheraSphere. The glass beads are processed and dispensed into unit doses at Nordion facilities and shipped directly to hospitals and clinics globally, for treatment of patients. Nordion has also developed the apparatus that is used to inject the TheraSphere dose into the patient’s liver, which is referred to as the administration set and kit. Each dose is infused by catheter via the hepatic artery providing targeted, localized internal radiation to the liver tumor while lessening the impact on healthy liver tissue. TheraSphere infusion is a minimally invasive, non-surgical procedure performed by an interventional radiologist.

TheraSphere accounted for 69% of Targeted Therapies revenue in fiscal 2011. Contract Manufacturing accounted for the remaining 31% of Targeted Therapies revenue in fiscal 2011.

TheraSphere Regulatory Status

TheraSphere is currently authorized by the U.S. Food and Drug Administration (FDA) as a Humanitarian Use Device for use under a Humanitarian Device Exemption (HDE) as a radiation treatment for unresectable HCC. The HDE status of TheraSphere enables Nordion to sell and distribute the product to physicians in the U.S., but limits marketing and promotional activities. In addition, each customer must apply for approval from their hospital’s Institutional Review Board before administering the treatment. The HDE status, among other things, includes restrictions related to the maximum number of cases in the U.S. for the specific indication, and limitations on the profitability of the product and the marketing and promotion of the product in the U.S.

TheraSphere is reimbursed in the U.S. under the HDE. In the fourth quarter of fiscal 2011, the reimbursement rate for TheraSphere decreased to approximately $15,700 per dose, although the average sales price has not been impacted.

In Europe, TheraSphere received a medical device CE mark in 2006 and is indicated for use in the treatment of liver neoplasia, which include both HCC and metastatic liver cancer and is, therefore, fully approved for sales in Europe. TheraSphere also has approval for liver cancer in certain other jurisdictions including Canada.

Within Europe, TheraSphere is considered eligible for reimbursement in Belgium, Germany and parts of Italy.

In March 2011, Nordion announced results from the first multi-site, Phase II clinical trial to evaluate TheraSphere as a treatment for metastatic liver cancer. The trial evaluated a variety of factors, including safety and tumor response in patients with liver metastases. The overall tumor response was 90% in metastatic neuroendocrine tumors and 69% in all treatment groups. Initial analysis of the trial data led researchers to suggest that TheraSphere is a safe, well-tolerated treatment for patients with liver metastases. The study yielded remarkably consistent results across all centres.

In October 2010, the first large European study using Y-90 glass microspheres was published on the use of TheraSphere for HCC. The publication concluded that radioembolization with TheraSphere is both safe and effective, and stated that the overall survival rate is similar to that found in another recently published large study analyzing Y-90 glass microspheres for the treatment of HCC. The study was conducted at the Essen University Hospital in Germany. It involved 108 patients, none of whom were eligible for conventional locoregional therapies. Patients achieved a median overall survival of 16.4 months.

The Company is currently initiating trials for TheraSphere to provide the data required to demonstrate safety and efficacy to obtain a Pre-Market Approval, which is described in the section on Strategic Achievements.

Contract Manufacturing

Nordion is a contract manufacturer for two commercially available radiopharmaceuticals: CardioGen-82 (Rubidium Rb-82 Generator) and Bexxar (Tositumomab and Iodine I-131 Tositumomab).

CardioGen-82, a cardiovascular PET imaging agent, is manufactured for Bracco, and is referred to as a generator. The medical isotope Strontium-82 (Sr-82) is put into the generator as a chemical solution. Sr-82 naturally decays into Rubidium-82 (Rb-82), which is the medical isotope that is injected into the patient. The generator is designed such that when the product is dispensed for patient use, only Rb-82 is dispensed. There are limited quantities of Sr-82 available globally. Nordion processes a portion of the Sr-82 required to manufacture CardioGen-82 in a cyclotron at its Vancouver facilities, and purchases a portion of the requirements from other suppliers. Nordion began  manufacturing CardioGen-82 in September 2009.

Nordion halted manufacturing of CardioGen-82 in its second quarter of fiscal 2011 due to a manufacturing process change relating to component modifications with a third party supplier. While Nordion expected to restart manufacturing of CardioGen-82 in its fourth quarter of fiscal 2011, in July 2011, Bracco announced it was voluntarily discontinuing the sale of its product and recalling the units in the market due to two patients having received a higher radiation dose than expected. The reason for the recall by Bracco is a different issue from the one that interrupted Nordion’s manufacturing of CardioGen-82 in its second quarter of fiscal 2011. Bracco has stated that it intends to work with the FDA to bring CardioGen-82 back onto the market. Bracco stated in a letter to customers dated October 17, 2011 that it anticipates the limited and progressive reintroduction of the product to commence in the first or second quarter of calendar 2012. Nordion's role in the reintroduction has yet to be defined. Nordion does not currently expect to realize revenue from CardioGen-82 in fiscal 2012.

Nordion also manufactures Bexxar for GSK. The Company’s contract with GSK currently extends to October 31, 2012. Bexxar manufacturing involves the chemical attachment of Iodine-131 (I-131) to the antibody tositumomab to formulate the finished radiopharmaceutical. Nordion has been purchasing I-131 from AECL, and has manufactured Bexxar since 1997.

In addition, Nordion has built facilities and manufactured other products in small quantities to support customers while they conduct clinical trials to establish the safety and efficacy of new radiopharmaceuticals. Although the Company recognized $19.3 million in Contract Manufacturing revenue in fiscal 2011, including recognition of deferred revenue associated with a contract cancellation as a result of a customer filing for Chapter 11 in the U.S., no manufacturing, other than Bexxar, is currently taking place for third parties.

Competition

Therapies that may be used instead of TheraSphere to treat liver cancer include transarterial chemo-embolization (TACE), kinase inhibitors, radiofrequency ablation and other treatments that use Y-90 spheres. TACE is the most prevalent form of treatment today for intermediate- and late-stage liver cancer.  TACE uses a non-standardized mixture of agents that is defined and formulated locally at the hospital or clinic. Kinase inhibitors are the second largest form of treatment and are growing in use. As of the date of this AIF, the sole product in this area is Nexavar® (Sorafenib), which is made by Bayer AG. The primary competitor to TheraSphere that also uses Y-90 microspheres is SIR-Spheres®, which is made by Sirtex Medical Limited.

Companies with products that compete with Nordion’s other radiopharmaceutical products include General Electric and Eckert & Ziegler.

Nordion is not directly involved in the development, sales, or marketing of contract-manufactured products, and the Company is dependent on our customers’ ability to successfully compete in their markets.

Strategic Achievements

During fiscal 2011, Nordion continued to focus on the growth of TheraSphere. TheraSphere continued to gain market acceptance as the knowledge and application of radioembolization became more widely used and accepted for the treatment of liver cancer.

The Company is investing in TheraSphere growth by conducting Phase III clinical trials, which are intended to i) expand approved indications in the U.S., ii) demonstrate improved effectiveness over certain existing treatment options, which is expected to support adoption growth in Europe and Asia, and iii) expand European reimbursement. In the second quarter of fiscal 2011, the FDA approved Nordion’s Phase III clinical trial applications for both primary liver cancer (STOP-HCC) (approximately 400 patients at up to 40 sites around the world) and metastatic liver cancer (EPOCH) (approximately 350 patients at up to 30 sites around the world). The Company has designed these trials to provide the data to support a submission to the FDA to obtain Pre-market Approval of the product in the U.S. Nordion currently expects first patient enrolment in these clinical trials to occur in the first half of fiscal 2012.

The trials are also expected to support reimbursement both within and outside the U.S. TheraSphere is currently authorized by the U.S. FDA under an HDE, and reimbursed in the U.S. as a radiation treatment for primary liver cancer or hepatocellular carcinoma, although there may be some transitional impacts on the current qualification for reimbursement of TheraSphere in some jurisdictions while the trials are ongoing.

In the third quarter of fiscal 2011, Nordion engaged Theorem Clinical Research (Theorem) (previously Omnicare Clinical Research), a full service clinical research organization (CRO) to conduct these trials. Theorem is providing clinical trial implementation services which include clinical data management, statistical analysis, monitoring, and administrative expertise to support the conduct of the studies. These trials are expected to be significantly larger than any of the clinical trial activities that Nordion has completed to date, and are expected to result in a significant increase in the Company’s level of research and development (R&D) investment.

Nordion is also planning the design and protocol for a randomized trial in the subset of primary liver cancer patients for which TheraSphere may provide the substantial benefit. This trial is intended to provide randomized comparative data that would demonstrate effectiveness over an existing treatment and, therefore, support continued adoption and the Company’s pursuit of expanded reimbursement in Europe and provide a base for expansion into Asia. Nordion expects to enrol the first patient into this trial during the second half of calendar 2012 with the overall cost and timelines of this trial in a similar range as those of our STOP-HCC and EPOCH trials.

The overall cost of these trials is currently expected to be approximately $15 million to $20 million each over five years with $4 million to $6 million expected to be incurred in fiscal 2012.

4.4.	Sterilization Technologies

The Sterilization Technologies segment focuses on the prevention of disease through the terminal (in final packaging) sterilization of medical products and devices, as well as microbial reduction in food and consumer products.

Nordion is a leading supplier of Co-60, which is used for sterilization of single use medical devices and various other applications including food irradiation. The global market for Co-60 is driven primarily by growth in single-use medical devices market. An estimated 40% of the world’s single use medical supplies, such as bandages, catheters and syringes, are sterilized with gamma irradiation. A number of consumer products, including contact-lens solutions, cosmetics, and certain foods, are also irradiated with this technology. It is expected that the number of products that need to be safely and effectively sterilized will continue to grow.

For the year ended October 31, 2011, Sterilization Technologies revenue was $108.7 million compared with $103.6 million for the year ended October 31, 2010.

Product Overview and Industry Background

Nordion’s customers include contract sterilizers who sterilize products on behalf of manufacturers, medical product manufacturers, food exporters or processors, and consumer goods manufacturers. Nordion’s Sterilization Technologies products include Co-60 and production irradiators. A production irradiator is the infrastructure containing the Co-60 through which a conveyor moves the products to be safely irradiated. The products are moved from the exterior to the interior chamber of the irradiator where radiation from Co-60 can safely pass through the products and destroy any contaminating micro-organisms. Nordion estimates that approximately 80% of the installed Co-60 in the world is used for the sterilization of single use medical devices.

While there has been a general trend towards outsourcing sterilization to contract service providers, some medical device manufacturers continue to invest in the sterilization facilities for their own use. The primary drivers for building their own facilities are cost, turnaround time and control of the product and process. Contract sterilizers provide sterilization services to medical device manufacturers who either do not have sufficient volumes to warrant the investment in their own sterilization facility or who have chosen not to for strategic reasons.

The medical device and sterilization markets in the U.S., Europe and Japan are considered to be mature. The regulatory environment is well defined, for construction and operation of facilities, and for transportation of Co-60.

Drivers for growth in developing markets are typically a large population with potentially increased consumer spending and availability of inexpensive skilled and unskilled labour to attract manufacturing and other business from more developed countries. Another characteristic of developing markets is that there tends to be a higher proportion of non-medical devices processed.

The food irradiation market segment is characterized by higher growth, although it accounts for a small proportion of the installed irradiation capacity. Today, food irradiation is utilized in the U.S. and Europe mostly for microbial reduction in spices, which have been irradiated in the U.S. for over a decade, and in the developing economies for phytosanitary purposes (elimination of pests in fresh produce), shelf life extension and microbial reduction purposes. The technology is endorsed by the World Health Organization, United Nations Food and Agriculture Organization, the FDA, and the National Aeronautics and Space Administration and the American Medical Association. Globally, food irradiation is increasingly being adopted by countries in regions that are focused on both safety of their food supply and export (e.g. Asia and Central and South America).

Products/Services

The primary product Nordion sells is Co-60. Co-60 emits the radiation that sterilizes items by destroying any contaminating micro-organisms. This isotope has a half-life of just over five years; therefore processing and shipping efficiency are less time-sensitive as those for isotopes used in medical imaging and radiopharmaceuticals. Co-60 is produced by placing Cobalt-59 (Co-59), the most common form of Cobalt, into a nuclear power reactor to be irradiated. The radiation in the nuclear reactor converts the Co-59 to Co-60.  Co-60 is produced in nuclear reactors that are used to generate electricity. These reactors must be modified in order to process Co-60.  Depending on the type of reactor and the location of the Co-59 in the reactor, it takes between 18 months and five years (18 to 30 months in Canada and approximately five years in Russia) to convert sufficient Co-59 into Co-60. Therefore, forecasting supply and working closely with suppliers to manage the amount and timing of shipments is important in this part of the business. The Co-60 is then shipped to Nordion’s Ottawa facilities where it is processed and encapsulated into pencils with specific levels of radioactivity. Co-60 is sold by the level of radioactivity as measured in curies.

Nordion sells production irradiator facilities, which house Co-60. Production irradiators include the shielding, conveyor, and control systems, which are intended to expose target products to the correct dosage of sterilizing radiation in a safe and efficient manner. While Nordion designs and project manages the construction and installation of production irradiators, the Company outsources the majority of their construction.

Delivery of a production irradiator is usually accompanied by an initial shipment (“loading”) of Co-60. Resupply or replenishment of Co-60 is required from time-to-time, as the radioactivity level of Co-60 declines at a rate of approximately 12% per year. Co-60 is delivered to customers using approved transport containers and procedures.

As of October 31, 2011, Nordion had designed and built approximately 120 of the estimated 170 production irradiators operating globally. The Company considers the size of the installed base and the longevity of customer relationships to be competitive advantages.

Nordion owns and operates a full-scale production irradiator based at a facility shared with the Institut national de la recherche scientifique (INRS) in Laval, Canada. The irradiator conducts contract sterilization for local businesses, research and development into food and materials irradiation, and is a world class training center for customers and regulators in the use of gamma technologies.

Nordion also sells small quantities of Co-60 that are used in medical equipment as radiation sources for cancer treatments.

Co-60 Supply

Currently the supply of Co-60 is constrained by the number of power reactors that are available to produce it. Receipt of isotopes used for sterilization tends to vary on a quarterly basis, due primarily to the length of time required to convert Co-59 into Co-60, the limited number of facilities in which this can be done economically, and the timing of the removal of Co-60 from the reactor. The Canadian reactors that supply Co-60 have to be shut down to remove the Co-60. As the reactors’ primary purpose is to generate electricity, they tend to shut down in the spring and fall. In prior years, Nordion held low levels of finished Co-60 in inventory. However in 2011, due to increases in supply, Nordion held higher levels of Co-60 throughout the year. The Company expects it will receive more than sufficient supply to meet demand over the next several years.

The majority of raw Co-60 material is produced under long-term supply contracts with nuclear power suppliers including Bruce Power L.P. (Bruce Power), Ontario Power Generation (OPG), and Isotope, which receives the Co-60 from RosAtom, the operator of Russia’s nuclear power plants. Bruce Power supplies the majority of Nordion’s Co-60 from four reactors under an exclusive contract with Nordion that extends to 2018. OPG’s exclusive Co-60 contract with Nordion extends to 2020. The contract with JSC Isotope for the supply of Co-60 to Nordion extends to 2024.

The variability of Co-60 supply from nuclear reactors impacts revenue based on the timing of the discharge. In addition, revenue is impacted by the Company’s customers’ abilities to receive supply from Nordion, as customers must shut down their production irradiators in order to install the Co-60. Customers generally schedule installation of new Co-60 supply into their production irradiators when their irradiation demands are lower.

Competition

Competition in the sterilization technologies market is affected by the ability of suppliers to manage the inventory of the product. Co-60 is often bought and sold in large quantities and can be produced by several nuclear power reactors around the world. While delivery and logistics expertise remains a Nordion advantage, the most significant competition in the Sterilization Technologies market and Co-60 supply comes from REVISS Services (U.K.) Ltd. based in England, which acquires Cobalt from Russian and Argentine sources. Competition also comes from alternative sterilization technologies, the most significant of which are Ethylene Oxide (EtO) and electron-beam. Balchem Corporation is the most substantial EtO supplier, and Ion Beam Applications, S.A. is the major manufacturer of electron-beam sterilization technologies. Management believes that Co-60 based sterilization technologies continue to enjoy advantages over these alternative technologies in a number of applications. In addition, there is a significant installed base of industrial irradiators.

In June 2010, the first quantities of Co-60 produced by China Isotope Corporation (CIC) were removed from the Third Qinshan Nuclear Power Company Ltd (TQNPC) reactors. The CIC has not publicly stated its intent to export Co-60.

Co-60 source production requires large capital expenditures to build hot cell facilities, container licensing, transportation route development, and long-term Co-60 supply agreements with reactor owners. Nordion has access to the Co-60 production technology for CANDU reactors, which are manufactured by SNC Lavalin. SNC Lavalin acquired the CANDU division from AECL in 2011.

Strategic Achievements

In June 2011, Nordion announced details of its new Flexible Irradiation Technology (GammaFIT) modular irradiator. GammaFIT is a market-entry irradiator offering lower capital investment and is designed for optimum processing and flexibility to support future growth. GammaFIT enables customers to start off with a lower cost configuration, and has the flexibility to be scaled up and increase throughput as processing volume and needs grow. Because many smaller companies are discouraged from entering the sterilization business due to the large initial capital investment in equipment, Management believes that the GammaFIT will provide a more affordable product that can open up new Co-60 markets for Nordion, particularly in Latin-America and Asia.

4.5.	Medical Isotopes

Nordion is a global supplier of medical isotopes and is viewed as a leader in this market segment of the nuclear medicine industry. The most common uses of medical isotopes are for the diagnosis and risk stratification of patients at risk for coronary artery disease, and in oncology to detect, stage and treat cancer. The most common medical isotope in use today in nuclear medicine is Technetium-99m (Tc-99m), which is derived from Mo-99, one of Nordion’s most commonly purchased products. According to the World Nuclear Association, approximately 30 million procedures using Tc-99m are performed each year, accounting for 80% of all nuclear medicine procedures worldwide.

Historically, revenue growth for Medical Isotopes segment has generally been in line with the overall increase in healthcare spending and population growth – both of which have an impact on the growth in the utilization of diagnostic tests. Sales of medical isotopes do not follow any notable seasonal patterns or other cycles, and demand is relatively constant. The short half-life of the isotopes used for medical purposes, typically measured in hours, limits the ability of any market participant to build significant inventories.

For the year ended October 31, 2011, Medical Isotopes revenue was $103.5 million compared with $57.6 million for the year ended October 31, 2010.

Product Overview and Industry Background

A radioactive isotope, or radioisotope, is a form of a chemical element that emits energy in the form of radiation during its decay to a stable form. Radioisotopes have important uses in medical diagnosis, treatment, and research, and are referred to as medical isotopes. Medical isotopes are used in many hospitals or imaging centers around the world for medical imaging and targeted therapies and have been used for more than 30 years.

In medical imaging, isotopes are used because of their ability to assist in such diagnostic procedures as Single Photon Emission Computed Tomography (SPECT) and Positron Emission Tomography (PET). Isotopes used in medical imaging decay relatively rapidly and emit energy photons that can be detected by SPECT or PET cameras. When formulated in combination with chemical compounds that are attracted to, or accumulate in, particular cells, these isotopes can aid physicians to create images of the functioning tissues and organs of the body. These images can then be used in the identification, monitoring and treatment of disease. Certain types of radiation can be used alone to deliver radiation therapy directly to cancerous cells.

Processing raw radiochemicals into medical isotopes that are in a form suitable for the intended medical use is highly specialized. Many medical isotopes have a half-life, or the time it takes for half the material to decay, of several hours to several days. While this is an important medical characteristic, it imposes constraints on the manufacturing process and the logistics procedures needed to deliver refined product to Nordion’s customers, radiopharmaceutical manufacturers. Security of supply is a key customer concern due to the short lifespan of the products; hence, efficient and safe transportation systems are vital components of the business. Management believes that strength in these areas creates a competitive advantage.

Products/Services

Nordion’s Medical Isotopes segment reports Reactor and Cyclotron product sales, which are sourced from nuclear reactors and cyclotrons, respectively. Nuclear reactors are commonly used to generate electricity; however, the nuclear reactors that produce medical isotopes are typically smaller reactors that are used for multiple purposes, including research and radioisotope production. These research reactors are generally owned by government entities in the countries in which they operate. Nuclear reactors produce energy and radioisotopes through the fission of reactor fuel, which typically contains Uranium-235 (U-235).

Cyclotrons are machines that use electricity to accelerate subatomic particles in a circular path to increase the particles’ energy. Cyclotrons come in various sizes and are generally owned by the medical isotope producer. Academic or government-owned cyclotrons that are used for research may also be used in medical isotope production. Medical isotopes are produced by placing material, commonly referred to as a target, in a reactor or cyclotron. When the target is irradiated (bombarded by particles from a reactor or cyclotron), a physical reaction occurs that changes a portion of the target material into a radioisotope.

Nordion’s primary product is Mo-99, which is produced in a nuclear research reactor. After Nordion processes the Mo-99, it is sold to the Company’s customers, radiopharmaceutical manufacturers, as a medical isotope. Mo-99 naturally decays into Tc-99m, the isotope that is combined with chemical compounds to form radiopharmaceuticals that are used in imaging procedures to diagnose heart disease and certain forms of cancer.

The targets used to produce Mo-99 are made from U-235, which produces Mo-99 as one of its isotopes when it goes through radioactive decay. Uranium targets used in isotope production are classified as highly enriched uranium (HEU) or low-enriched uranium (LEU), which differ in the concentration of U-235 contained in the material. Material with a content of U-235 below 20 percent is considered to be LEU. Up to 2010, Mo-99 was produced in reactors using targets made from HEU (see Section 4.3 Medical Isotopes – Recent Industry Trends). Mo-99 can also be generated from LEU targets, by irradiating other material in a nuclear reactor or by irradiating material using cyclotrons or other accelerators.

In 2010, South Africa’s NTP and the Australian Nuclear Science and Technology Organization (ANSTO), both began the production of Mo-99 using both LEU fuel and targets. The NRU reactor uses LEU fuel but HEU targets. The NRU reactor is not retrofitted to irradiate LEU targets.

Other key reactor isotopes include Xenon-133 (Xe-133) (used in lung scans), I-131 (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), Iodine-125 (I-125) and Y-90 (used to treat liver cancer and non-Hodgkin’s lymphoma).

Nordion purchases reactor isotopes in an unfinished, non-purified form, and transports them to its facilities in Ottawa, Canada, for further processing. Nordion’s principal source of such isotopes is the NRU reactor.

Nordion also manufactures and processes cyclotron isotopes including Iodine-123 (I-123) (used to diagnose thyroid disease), Thallium-201 (Tl-201) (used to diagnose and assess risk of coronary artery heart disease), Palladium-103 (Pd-103) (used to treat prostate cancer), Sr-82 (used in CardioGen-82 manufacturing), and Indium-111 (In-111) and Gallium-67 (Ga-67) (In-111 and Ga-67 are used to diagnose cancer) at its facilities in Vancouver, Canada.

Medical isotopes are typically sold in curies, a measure of the amount of radioactivity of an isotope, or fractions of curies, which are typically processed into small liquid quantities and packaged in the appropriate shielding to protect personnel shipping and receiving the material.

Nordion purifies medical isotopes using its proprietary manufacturing processes to meet the regulatory requirements for incorporating active pharmaceutical ingredients into radiopharmaceuticals. The medical isotopes are shipped in highly specialized proprietary containers to customers around the world primarily using air transportation.

Recent Industry Trends

Nordion’s Medical Isotopes segment is impacted by both the global demand for radiopharmaceuticals used for the diagnosis and treatment of disease, as well as events within the medical isotopes industry.

Some of the key drivers that are increasing the global demand for radiopharmaceuticals include: the improvement of healthcare systems and standards in developing countries, including increased access and reimbursement for medical procedures and treatments in these countries; the aging of the population, particularly in many of the developed countries; and increased incidence of chronic disease and disease related to obesity and other factors.

There are also a number of factors that are reducing global demand, particularly for radiopharmaceuticals. There has been an increased focus in the medical community on reducing the amount of exposure to radiation, which may reduce the number of scans that are performed. There is also an increasing focus on the criteria used by physicians in referring patients for scans, with an emphasis on ensuring that only those patients who truly need a scan receive one.

Governments in the U.S., Canada, Europe and elsewhere in the world have recognized the benefits of medical procedures that help provide for early diagnosis of disease and generally support reimbursement of these procedures, which in turn encourages use by physicians and patients. In 2011, the medical isotopes industry adjusted to a market environment that was impacted by a global medical isotopes shortage in 2010. Significant events and trends are described below.

Medical Isotopes Supply and Demand

In 2011, the medical isotopes industry adjusted to a changing supply and demand market environment.

The majority of the global commercial supply of medical isotopes has historically been produced by five nuclear multi-purpose research reactors, all of which are more than 40 years old. These reactors are the AECL’s NRU reactor in Chalk River, Canada; the European Commission’s High Flux Reactor (HFR) in Petten, Netherlands; the Centre d’Etude de l’Energie Nucléaire’s Belgian Nuclear Radiopharmacy Centre (BR2) in Mol, Belgium; the Commissariat a l’Energie Atomique’s Osiris reactor in Saclay, France; and the Nuclear Energy Corporation of South Africa’s (NECSA) SAFARI-1 reactor in Pelindaba, South Africa. The key isotope produced by these reactors is Mo-99.

Over the past several years, two of these reactors – the NRU reactor in Canada and the HFR in the Netherlands – have each been shut down for extended periods of time. The most recent unplanned extended shutdown of the NRU reactor occurred from May 2009 until August 2010. The HFR was out of service from February 2010 to September 2010. Annual one-month planned shutdowns are a common practice among the large nuclear reactors to conduct inspections, maintenance and repairs. Historically, the NRU reactor and HFR have supplied the majority of medical isotopes globally. As a result of these shutdowns, there have been several periods during which there has been a global shortage in the supply of medical isotopes, and in particular, of Mo-99.

During this 15-month extended NRU outage, a number of changes took place in the medical isotope market impacting global demand for Mo-99, which continued into 2011, including:

•	Optimized utilization of Mo-99 through matching the scheduling of patients with receipt of product;

•	Efficiencies gained in the manufacture, distribution and dispensing of the product; and,

•	Increased pricing of Mo-99 compared with historical levels.

In addition to the Mo-99 market being negatively impacted by lower overall demand, the following items have negatively impacted demand for Nordion’s products:

•
Mandates by Nordion’s customers to diversify their supply. Historically, customers purchased all or a large majority of their Mo-99 requirements from Nordion; now, however, they purchase a portion of their requirements from the Company;

•	Multi-year commitments of Nordion’s customers were required to secure purchases of Mo-99 from the Company’s competitors while the NRU reactor was shut down;

•	Changes in Nordion’s customers’ market share as a result of short supply of Mo-99 during the NRU outage; and,

•	Increased capacity of global Mo-99 supply in the market.

While the NRU reactor was shut down for the 15-month period, certain other producers that historically were part of the global supply of medical isotopes increased their production levels. In addition, to help mitigate some of the shortage of Mo-99, reactors in Poland and the Czech Republic were added to existing producers’ irradiation capacity, and a reactor in Australia became capable of producing medical isotopes and began to export and domestically supply Mo-99, although at relatively small volumes. Existing producers flexed their capacity to increase supply as well.

Since the NRU reactor and HFR restarted production, there has been sufficient supply to meet demand. In the cases where other products and methods were being used, their use has largely reverted to Mo-99-based products. Nordion believes, however, that many of the changes negatively impacting global demand, as described above, have continued, resulting in a temporary suppression of the global demand for Mo-99, compared with the period prior to the shutdown of the NRU reactor in May 2009.

Irradiating HEU targets is currently the most prevalent way to produce Mo-99. Many countries, led by the U.S., are working to eliminate the export and use of HEU and convert to LEU due to concerns over the proliferation of nuclear weapons and safety.

In this regard, in November 2009, Bill H.R. 3276, also known as, the American Medical Isotopes Production Act, was passed by the U.S. House of Representatives. The Bill called for the appropriation of $163 million over the next four years to support provisions related to phasing out the export of all HEU for use in making medical isotopes within a decade. In addition, the U.S. government targeted to have at least 50% of U.S. domestic supply of Mo-99 from suppliers that do not use HEU in their processes. Bill H.R. 3276 never became law; however, the American Medical Isotopes Production Act of 2011, Bill S.99, with similar objectives was introduced in January 2011 and was passed by the Senate on November 17, 2011. Bill S.99 intends to develop a reliable domestic U.S. supply of Mo-99 for medical isotopes production, and proposes a 14-year phase-out from the use of HEU for medical isotopes production. The Act authorizes the U.S. Department of Energy to work with U.S. companies to develop this domestic supply. The legislation proposes no further exports of HEU from the U.S. within seven years but allows for a six-year extension under certain conditions, including insufficient supply of non-HEU-based isotopes. This Bill is expected to authorize appropriations of $143 million over three years. This Act has yet to go to the House of Representatives and is, therefore, not effective at this time.

Projects to provide new supply, which currently are at various stages from assessment to implementation, include converting existing reactors to produce Mo-99, converting reactors from the use of HEU to LEU, developing new reactors or other technologies, and building new processing facilities.

Governments of several countries have been increasing the funding of domestic and foreign projects both to support reliable isotope supply and the conversion to non-HEU-based supply of Mo-99.

As a result of the disruptions of medical isotopes supply and the potential impact of the focus on conversion to non-HEU-based medical isotopes, the medical isotopes industry is working toward developing new technologies for viable long-term supply alternatives to produce medical isotopes, alongside the use of additional medical isotopes produced by methods other than nuclear reactors, including cyclotrons.

In 2011, the NRU was out of service for a planned maintenance shutdown for 32 days during May and June. This shutdown went as scheduled and Nordion resumed supplying its customers as planned. The Company expects the NRU reactor to undergo a shutdown for a similar period of time starting in April 2012 for annual planned maintenance activities.

Nordion’s Supply of Medical Isotopes

NRU Reactor and MAPLE Facilities

Nordion’s principal source of Mo-99 is the existing NRU reactor located in Chalk River, Canada, which is owned and operated by AECL. In October 2011, the CNSC renewed the AECL Chalk River Laboratories Operating Licence until 2016. The licence covers a broad range of nuclear activities and facilities, including the operation of the NRU reactor. A key condition of the new licence is completion by AECL of its Integrated Implementation Plan for the NRU reactor to implement improvements to meet current codes and standards, and to support the continued safe and reliable operation of the reactor.  The CNSC has announced that it expects to receive AECL’s report on progress made regarding the NRU reactor vessel inspection by the end of February 2012.

In 1991, Nordion acquired the Medical Isotopes business from the Government of Canada. At that time, Nordion assumed an existing 1988 isotope supply agreement (the 1988 Agreement) with AECL, a Canadian Crown corporation. The 1988 Agreement provided for the supply of isotopes from AECL to Nordion for a maximum of 23 years. The isotopes were being produced at the AECL’s NRU reactor, and were eventually to be produced from a new AECL-owned reactor called MAPLE X, which was to be constructed and operated within this period to provide Nordion with the assurance of a long-term supply of isotopes. The obligation to build MAPLE X became the subject matter of a dispute between Nordion, AECL and the Government of Canada in 1993 to 1994, which resulted in Nordion entering a new agreement with AECL in 1996 (the 1996 Agreement).

The 1996 Agreement, which replaced the 1988 Agreement, provided for ongoing interim supply from the NRU reactor, and provided for AECL to design, develop, construct and operate two nuclear reactors and a processing centre (the MAPLE Facilities), which were to be owned by Nordion. The MAPLE project was intended to replace the majority of the isotopes currently produced in AECL’s NRU reactor, in particular Mo-99, I-131, I-125 and Xe-133, and also to provide a redundant source of supply with the two MAPLE reactors. AECL agreed to provide interim supply of medical isotopes from the NRU reactor until the MAPLE Facilities were operational. The MAPLE Facilities were required to achieve certain operational criteria by the year 2000 at a planned cost to Nordion of C$145 million.

By 2005, the project had not yet been completed and the costs had more than doubled, with Nordion’s investment exceeding C$350 million. To address those issues, in March 2005, the Company entered into mediation with AECL related to disputes arising from the 1996 Agreement. In February 2006, both parties agreed to a new agreement (the 2006 Agreement) under which Nordion exchanged all of its ownership rights and obligations in the MAPLE Facilities for a new 40-year long-term supply of isotopes to be produced in the now AECL-owned MAPLE Facilities. AECL also acquired $46 million of raw material inventory (Mo-99 targets) from Nordion, which are used to produce medical isotopes. In return, Nordion received a cash payment of $22 million and a non-interest bearing note receivable for $46 million. In addition, the interim supply agreement in the 1996 Agreement was exchanged for essentially the same interim supply agreement in the 2006 Agreement. Under the 2006 Agreement, AECL assumed complete ownership of the MAPLE Facilities and took responsibility for all costs associated with completing the facilities and all associated ownership responsibilities including maintenance, repair, production of isotopes, and decommissioning of the MAPLE Facilities. The MAPLE Facilities were required to meet certain operational criteria by October 31, 2008, as specified in the 2006 Agreement. The parties retained certain rights related to existing claims. The terms of this agreement are the subject of the Company’s current dispute with AECL and the Government of Canada as discussed below.

On May 16, 2008, AECL and the Government of Canada announced their intention to discontinue AECL’s work on the MAPLE Facilities located at its Chalk River, Canada laboratories, effective immediately. Nordion was neither consulted nor informed in advance by AECL or the Government of Canada about their decision. Prior to its May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE Facilities. AECL’s announcement and position represents a different perspective on AECL’s obligations than that held by Nordion.

On July 8, 2008, Nordion served AECL with Notice of Arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement to complete the MAPLE Facilities, and, in the alternative and in addition to such order, seeking significant monetary damages. Nordion concurrently filed a court claim against AECL and the Government of Canada. Nordion is seeking against AECL (i) damages in the amount of C$1.6 billion for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, Nordion is seeking (i) damages in the amount of C$1.6 billion for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that Nordion may set off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by Nordion to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a  loan agreement between the Government of Canada and Nordion for C$100 million; and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.

AECL has served certain counterclaims claiming damages for breach of contract in the amount of $250 million and other relief.  Management believes it has a strong defence to such counterclaim merits.

AECL and the Government of Canada also announced on May 16, 2008, that their decision to discontinue the MAPLE Facilities project would not impact the current supply of medical isotopes; that AECL would continue to supply medical isotopes using the NRU reactor; and that AECL would pursue an extension of the NRU reactor operation license past the expiry date at that time of October 31, 2011. As discussed above, in October of 2011 the licence was extended from November 1, 2011 until October 31, 2016.

While Nordion supports the extension of the licence, Management believes that this approach does not adequately address long-term supply. It is the Company’s position that AECL has breached its contract with Nordion, and Management believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 Agreement. Nordion’s current focus is on the confidential arbitration proceedings. However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature and the range of remedies that may be awarded under the arbitration and/or lawsuit if Nordion is successful in its claim, the Company is unable to project a specific outcome related to the resolution of this dispute.  An unfavourable outcome could have an adverse effect on the business, financial condition, and result of operations which could be material.

Hearings for the arbitration originally scheduled to be completed by the end of 2011, continued through the second half of calendar 2011 and were extended through the second quarter of fiscal 2012 to allow further evidence from the parties to be heard.  The Company expects a decision from the arbitration panel thereafter. Under the arbitration provisions, the parties have limited appeal rights as to matters of law.

As previously noted, the NRU reactor restarted the production of medical isotopes in August 2010, following a 15-month shutdown for the repair of the reactor vessel. Based on regulatory requirements, the NRU reactor shutdown for 32 days in May 2011 and is required to shut down for extended similar period in 2012 for inspections.  While AECL was granted a licence extension to 2016 and could potentially be granted a new licence in 2016 to continue operation beyond that time, members of the Government of Canada, including the Prime Minister have stated that it will stop isotope production in 2016.

In addition to the legal proceedings initiated by Nordion against AECL and the Government of Canada, the Company is exploring supply alternatives to mitigate the lack of supply from AECL, for both back-up and the long-term supply of reactor-based medical isotopes.

Framework Agreement with JSC Isotope

In September 2010, the Company signed a framework agreement with JSC Isotope, an Open Joint Stock Company and the authorized subsidiary of Russia’s RosAtom State Corporation. The framework agreement allows Nordion and JSC Isotope to explore and define areas of collaboration in the field of supply, marketing and sales of isotopes, including medical isotopes produced in Russia.

The framework agreement is intended to facilitate the collaboration and build the business relationship between Nordion and JSC Isotope. The collaboration may result in the creation of joint ventures, supply agreements or other mutually beneficial supply arrangements, in order to efficiently sell isotopes outside of Russia. The agreement extends over an initial 10-year period.

Under the terms of a supply agreement that was signed at the same time as the framework agreement, JSC Isotope will supply Mo-99 to Nordion on an exclusive basis for processing, distribution and sales outside of the Russian Federation. The supply agreement provides Nordion with a new source of Mo-99 for its customer base and strengthens its global supply chain by providing additional supply to help partially offset the impact of the previously described planned shutdowns of the NRU reactor.

The parties were required to explore initiation of joint venture discussions within one year of signing the Framework Agreement. Discussions were held, but did not result in an agreement on the structure for a joint venture or similar relationship. Accordingly, the parties have continued in the existing supply relationship under the Framework Agreement at the present time.

The Russian Federation Government and RosAtom State Corporation have invested in both new and existing infrastructure and continue to work toward bringing on this new Mo-99 capacity. Initial quantities of supply will be incremental. However, over several years the expectation is to have supply available of up to 20% of global Mo-99 demand to back up Nordion's long-term requirements.

To date the Company has only received test samples from JSC Isotope. In 2012, JSC Isotope expects to be able to provide the isotopes required to perform the testing that is required for regulatory approval.

Demand for Nordion’s Medical Isotopes

As of the date of this AIF, Nordion estimates its current share of the global Mo-99 market share to be in the low 20% range in share of revenues and weekly Mo-99 volumes.

Lantheus is Nordion’s largest customer, purchasing the majority of the Mo-99 that the Company sells. Lantheus accounted for 22%, 9%, and 17% of the Company’s total revenue in fiscal 2011, 2010, and 2009, respectively. The percentages were lower in fiscal 2010 and 2009 due to the shutdown of the NRU reactor for 15 months.

Lantheus stated that it has proactively implemented a diversification strategy for the supply of Mo-99. During the shutdown of the NRU reactor, Nordion maintained business relationships with its customers and, in January 2011, the Company announced it had extended its contract with Lantheus until December 2013 for the supply of Mo-99. After 2012, the contract provides for potential changes in pricing and volume commitments in the event of possible changes in the market.

While the NRU was shut down for inspection during the third quarter of fiscal 2011, the revenue in each of the second and fourth quarters was similar, reflecting consistent demand over this period. The Company continues to work with existing customers and has been in discussions with potential new customers to increase future sales of Mo-99.

Competition

Significant capital and logistics investments are required to successfully compete in the medical isotopes market, and the Company’s view is that its established position is a competitive advantage. Since Mo-99 is the most significant medical isotope globally, the majority of competition faced by the Company is in this product. Major Mo-99 competitors are: Covidien Ltd.; Institute National des Radioelements (IRE) of Belgium; and NTP of South Africa. Covidien uses the majority of the Mo-99 it processes to generate Tc-99m, and therefore also competes with Nordion’s customers. Due to past instability in isotope supply, it is possible that new entrants could decide to enter the market and identify alternative modalities for testing, or develop alternative reactor sources of supply to current reactors, including funding initiatives for reactor capacity in the U.S. New entrants likely would require a minimum of three years to build any such facility. As discussed above in Description of the Business – Medical Isotopes – Recent Industry Trends – Medical Isotopes Supply and Demand governments of several countries have been increasing the funding of domestic and foreign projects to support reliable isotope supply and the conversion to non-HEU-based supply of Mo-99. If all of such projects were completed, which Nordion estimates would take from three to ten years, Nordion expects that the result would be a surplus of supply relative to demand.

Strategic Achievements

Nordion has developed a strong supply and logistics network to meet current customer demands and has continued to seek alternatives for long-term supply of Mo-99.  Nordion continued to work with RosAtom to support efforts to bring online back-up supply of Mo-99 (See Description of the Business – Medical Isotopes – Nordion’s Supply of Medical Isotopes – Framework Agreement with JSC Isotope). In addition, arbitration proceedings to compel AECL to restart the MAPLE project progressed during the year (See Description of the Business – Medical Isotopes – Nordion’s Supply of Medical Isotopes – NRU Reactor and MAPLE Facilities).

4.6.	Corporate and Other

Certain of Nordion’s corporate functions and activities are reported as Corporate and Other.

During fiscal 2010, Nordion relocated its corporate headquarters to Ottawa, Canada from Toronto, Canada. The Toronto offices were closed in July 2010, and a large majority of the corporate staff left the Company. The Company implemented a transition plan and reduced the size of the corporate headquarters to reflect the reduced size of the overall business (See Section 4.9 – Employees).

4.7.	Divested Businesses

MDS Nordion S.A.

On March 31, 2011, Nordion completed the sale of MDS Nordion S.A. in its Belgian subsidiary to Best Medical Belgium Inc. (Best Medical) for nominal proceeds. Pursuant to the share purchase agreement signed in February 2011, the Company left cash of $18.5 million (€13 million) as capital in the business. Best Medical acquired all of Nordion’s Belgian operations and the employees in Belgium, including related benefit and pension plans, with the exception of the TheraSphere business. Best Medical also acquired the Belgian facilities, including current and future decommissioning and waste disposal requirements.

Nordion recorded a total loss of $15.7 million on the sale of MDS Nordion S.A. in Q2 2011 including net working capital and inventory adjustments of $2.8 million and recognition of a non-cash unrealized foreign currency translation gain of $4.6 million as the sale represented a substantial liquidation of our Belgian operations. The financial results of the divested operations have been declassified as “discontinued” in current and comparative financial statements.

Products from in the sale included Glucotrace™, a radiopharmaceutical that is used in PET imaging previously reported in the Targeted Therapies segment, and Agiris™, which included cameras used primarily in the non-destructive testing of welds, and for pipeline construction in the oil and gas industry, previously reported in the Sterilization Technologies segment.

MDS Pharma Services Early Stage and MDS Analytical Technologies

The divestitures of the MDS Pharma Services Early Stage and MDS Analytical Technologies businesses were completed in fiscal 2010.

MDS Pharma Services Early Stage offered global pharmaceutical research services and operated both early and late stage pharmaceutical research facilities.

The sale of MDS Pharma Services occurred during fiscal 2009 and fiscal 2010 and was completed through four separate sale transactions and resulted in Nordion retaining certain employees and facilities, including the Montreal, Canada MDS Pharma Services Early Stage operations.

In March 2010, the Company completed the sale of MDS Pharma Services Early Stage to Ricerca Biosciences, LLC and Celerion, Inc. for total consideration of $45.0 million including $12.9 million in cash after a $7.1 million reduction for preliminary net working capital adjustments, a $25.0 million note receivable from Celerion, and 15% minority interest in Celerion. The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $120.2 million (for more information, refer to the Management’s Discussion and Analysis (MD&A) of financial condition and results of operation of Nordion for the fiscal year ended October 31, 2010).

Nordion retained certain liabilities related to the Montreal operations, including two legal claims which have been filed against the Company (for more information, refer to Section 9 – Legal Proceedings and Regulatory Actions).

In July 2009, Nordion completed the sale of MDS Pharma Services Phase II-IV for $50.0 million. This included $10.0 million in restricted cash, of which $5.0 million was released in fiscal 2010 and the remaining $5.0 million was released in fiscal 2011.

In October 2009, Nordion completed the sale of MDS Pharma Services Central Labs for $6.0 million.

MDS Analytical Technologies offered life sciences instruments and products to pharmaceutical, biotechnology and academic customers. This business unit was involved in research and engineering, and had expertise in molecular and cell biology, and chemistry to develop mass spectrometers and bioanalytical measurement instruments.

On January 29, 2010, the Company completed the sale of MDS Analytical Technologies to Danaher Corporation, which included the Company’s 50% interest in two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex), for an initial purchase price of $641.3 million received in cash. The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $597.6 million. Final net working capital and other closing adjustments resulted in net cash proceeds of $623.5 million. The Company recorded an after-tax gain on the sale of MDS Analytical Technologies of $3.5 million in fiscal 2010.

4.8.	Customers

Customers of Nordion include a broad range of manufacturers of medical products including radiopharmaceutical and pharmaceutical manufacturers, biotechnology companies, manufacturers of medical supplies and devices, contract sterilizers, hospitals, and academic and government institutions. Certain of Nordion’s targeted therapy products are sold directly to health-care providers including hospitals, government institutions, and clinics. Nordion also provides products and services related to Sterilization Technologies to customers in the food and consumer goods industries; however, the majority of the customers are medical product manufacturers and contract sterilization providers. The customers of Nordion’s businesses are located in most major international markets.

For the year ended October 31, 2011, one major customer, Lantheus, accounted for $60.8 million or 22% (fiscal 2010 – $20.6 million or 9%; fiscal 2009 – $38.4 million or 17%) of the Company’s continuing operations’ product revenues.

The Company’s business and customer base are global. Nordion’s total revenues, as invoiced to customers in fiscal 2011, were approximately 65% U.S., 10% Europe, 23% Asia and rest of world, and 2% Canada.

4.9.	Employees

As at October 31, 2011, Nordion had 546 employees located in North America, Europe and Asia. This includes four employees from discontinued operations: MDS Pharma Services, MDS Analytical Technologies and Corporate/Global Services.

Some technical and production employees of Nordion belong to the Public Service Alliance of Canada, a collective-bargaining agent representing, among others, certain employees of the Government of Canada. Labour relations are judged to be healthy with the unions. Approximately 42% percent of employees in Nordion’s continuing operations were unionized as at October 31, 2011.

Nordion is dependent on staff with specialized skills and knowledge necessary to operate a highly regulated processing facility for radioactive materials. These areas of expertise include, but are not limited to:

•	Science: Biology, chemistry (inorganic, polymer, medicinal/organic chemistry), microbiology, medical science and clinical research knowledge
•	Radiochemistry & Radiopharmaceuticals
•	Process Management: Good Manufacturing Practice (GMP), Current GMP (cGMP), Good Clinical Practice (GCP), project management, Lean-Sigma
•	Nuclear Technology: Cyclotron, nuclear safety, radiation safety, developing gamma irradiators
•	Logistics: Packaging and global distribution of radioactive materials

4.10.	Principal Facilities

The following were the principal operating facilities of the Company as at October 31, 2011:

Location of Facility	Type of Facility	Owned/ Leased	Business Unit	Approximate Square Footage

Continuing Operations
Ottawa, Canada	Corporate Office and Manufacturing Plant	Owned	Nordion	376,000
Vancouver, Canada	Manufacturing Plant	Leased	Nordion	55,000

Laval, Canada	Manufacturing Plant	Leased	Nordion	14,000
Ottawa, Canada	Research Laboratory	Leased	Nordion	1,700

Discontinued Operations
Toronto, Canada	Corporate Offices	Leased	Nordion	54,000
Bothell, U.S.	Research Laboratory	Leased	MDS Pharma Services	58,000
King of Prussia, U.S.	Division Office	Leased	MDS Pharma Services	47,000
Welland, Ontario	Laboratory	Leased	MDS Diagnostic	560

4.11.	Research and Development

Nordion conducts R&D in its own laboratories and through collaborations with academic, government, and industry partners. The company supports R&D programs in each of the technology areas that underlie its businesses. In its Targeted Therapies segment, Nordion is expanding the clinical research program for TheraSphere. In the nuclear medicine field Nordion is in the process of develop agents that are focused on new types of diagnostic imaging.

Nordion announced two Phase III clinical trials for TheraSphere. One trial is for primary liver cancer (STOP-HCC) and the other is for metastatic liver cancer (EPOCH). These trials are expected to support global adoption and long-term growth of TheraSphere, as well as reimbursement both within and outside the U.S.  TheraSphere is currently authorized by the U.S. FDA under an HDE as a radioembolization treatment for primary liver cancer or hepatocellular carcinoma. The Company has designed these trials to provide the data to support a submission to the FDA to obtain pre-market approval of the product in the U.S. In addition, data collected from these trials may demonstrate with statistical significance that TheraSphere is an effective treatment for primary and metastatic liver cancer.

The overall cost of these trials is currently expected to be approximately $15 million to $20 million each over five years.

Nordion is also planning the design and protocol for a randomized trial in the subset of primary liver cancer patients for which TheraSphere may provide the greatest benefit. This trial would provide randomized comparative data to demonstrate TheraSphere’s competitive advantage in the treatment of liver cancer patients with PVT.  Nordion expects this data would enable it to build on the strong growth and adoption in the European market, to provide strong scientifically-supported comparative data to other liver cancer therapies, and to provide a base for expansion into Asia. The trial is also expected to support the Company’s pursuit of the expansion of the reimbursement of that treatment in Europe.  Nordion expects to enrol the first patient into this trial during the second half of calendar 2012 with the overall cost and timelines of this trial in a similar range as those of our STOP-HCC and EPOCH trials.

In its Sterilization Technologies segment, Nordion has re-initiated a R&D program at the Canadian Irradiation Centre in Laval, a fully operational sterilization facility that is used to assess parameters and conditions for sterilization of a wide variety of materials and products.

R&D expenditure in fiscal 2011 was $5.6 million (fiscal 2010 – $4.5 million; fiscal 2009 – $4.0 million). Accounting for R&D is described in Note 2 in the Company’s 2011 Financial Statements.

4.12.	Regulatory Compliance

The nature of Nordion’s products, and the highly regulated environment in which the Company operates, require compliance with a multitude of regulations as well as legislation governing possession, operation, use and radioactive material transportation. The receipt, processing, handling, shipping and use of radioisotopes are highly regulated, and Nordion‘s policy is to comply with all existing and new requirements from multiple authorities around the world. Nordion uses these regulations as a minimum standard and applies its own controls and procedures, over and above the required protocols. Nordion’s Ottawa facility is licenced as a Class 1B nuclear facility, the operation is regulated by the CNSC and is audited across various dimensions of this licence on an annual basis.

In addition to the nuclear aspect of the products, many of the products processed or manufactured by Nordion are either pharmaceuticals or medical devices direct for human use, or products used in the manufacture of pharmaceuticals or medical devices that are direct for human use. Nordion is ISO 9001 registered and has drug and device facility and specific product registrations with North American (Health Canada and the FDA) and European Drug and Device health regulators. These regulators exert oversight through requirements for product registration and direct audit of the Nordion operations.

Nordion’s logistics system processes isotopes, delivers them to manufacturers and to hospitals or treatment centres within a few hours to days. Applicable regulatory standards, relating to Nordion’s logistics system include, but are not limited to, the following:

•	Transport Canada regulations for the Transportation of Dangerous Goods.
•	CNSC regulations for General Nuclear Safety and Controls, Class I Facilities, Packaging and Transport of Nuclear Substances, Import/Export controls and source tracking requirements.
•	International Atomic Energy Agency’s (IAEA) Code of Conduct on the Safety and Security of Radioactive Sources.
•	International Transport Regulations for Radioactive Materials (Safety Series and Safety Standards for transportation of radioactive materials).
•	International Civil Aviation Organization (ICAO) and International Maritime Organization (IMO) requirements for safe transport by air and sea, respectively.
•	U.S. Department of Transportation requirements.
•	U.S. Nuclear Regulatory Commission requirements.
•	Member state requirements for the transportation of radioactive materials.
•	U.S. FDA requirements for Drugs and Devices.
•	Health Canada requirements for Drugs and Devices.
•	EU requirements for Drugs and Devices.

Nordion believes it is compliant, in all material respects, with the regulations that govern its businesses.

4.13.	Environment, Health, Safety and Governance

Nordion is committed to complying with all environmental, health and safety laws and regulations relevant to its operations. The Company’s Ottawa, Canada, facility has received ISO 14001: 2004 (environmental management systems) certification. In addition, Nordion maintains a comprehensive Environment, Health, Safety and Governance (EHS & Governance) program, including training for employees and contractors. Nordion’s policy is to protect the natural environment by using environmentally sound operation practices, including ALARA (as low as reasonably achievable), which is designed to keep radiation doses at a minimum for workers and the public. Nordion maintains insurance coverage for third-party claims relating to bodily injury or property damage.

Nordion has established a series of policies and programs to facilitate compliance with applicable EHS & Governance laws and regulations. The policies require regular environmental assessments of Company activities, establishment of remedial and contingency plans to deal with any incidents, and establishment of processes to report to senior corporate management and to the Board through the EHS & Governance Committee of the Board on the environmental status of the Company and its subsidiaries. Nordion uses an independent third party environment, health and safety auditing firm to conduct regular regulatory audits of Nordion operations. Nordion believes its approach to EHS & Governance compliance meets all regulatory requirements. It is not expected that this policy will have a significant impact on capital expenditures, consolidated earnings, or the Company’s competitive position.

Five years ago, as part of its licencing with CNSC, Nordion had pledged a C$15.4 million letter of credit in support of future site remediation costs at its Ottawa, Canada facility. Remediation costs include the cost to remove radioactive material from the site when the Company exits the site. In fiscal 2010, Nordion re-estimated that future costs have increased by approximately $16 million to $31 million. This bond is under review and the new estimate for future site remediation for the Ottawa facility was submitted to the CNSC in April 2011.  The Company is awaiting the outcome of the CNSC’s review of the new estimate.

5.	RISK FACTORS

The businesses that Nordion operates are subject to a number of risks and uncertainties discussed below and in other documents incorporated herein by reference, many of which are not in the Company’s control. Additional risks and uncertainties not presently known to the Company, or that the Company does not currently anticipate may be material and may impair the Company’s business operations. If any such risks occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Future interruptions in the supply of reactor-produced isotopes.

The Company depends upon the NRU reactor operated by AECL in Chalk River, Canada for the supply of a majority of its reactor-produced medical isotopes. The NRU reactor is over fifty years old and was out of service due to a heavy water leak in the reactor vessel for 15 months from May 2009 to August 2010, during which period Nordion was unable to obtain supply of substantially all of its reactor-based medical isotopes requirements from AECL. The NRU reactor is expected to shut down for an extended period of a few weeks for inspections on at least an annual basis. During these shut-downs Nordion will not receive medical isotopes from AECL. During May and June of 2011, the NRU reactor was shut down for 32 days for inspections.  AECL has stated that it is planning a similar shut down in April 2012.  As Nordion did not have back-up supply for the shut down in 2011 and, as discussed below, do not expect to have significant back-up supply for the planned shutdown in 2012, the Company’s customers are looking to increase their supply from our competitors.

In September 2010, Nordion entered into an agreement with JSC Isotope, the authorized subsidiary of RosAtom State Corporation for the supplemental supply of Mo-99. The Company does not expect significant volumes of Mo-99 from JSC Isotope during 2012 and timing of start of supply has not yet been determined. Once supply begins, initial volumes are expected to be incremental. Over several years, the volumes are expected to grow and reach approximately 20% of the global demand for Mo-99. While JSC Isotope is expected to be able to provide a significant amount of back-up supply for the NRU reactor in the next several years, it may not be sufficient to meet Nordion’s customer demand.

The current NRU reactor licence extends to 2016. If the volumes of isotopes Nordion is required to purchase or the price the Company pays AECL through its revenue share arrangement decline, AECL and the Government of Canada may stop isotope production prior to 2016. There can also be no assurance that the NRU reactor will not experience other planned or unplanned shutdowns in the future. Further prolonged planned or unplanned shutdowns or the permanent closure or stoppage of isotope production at the NRU reactor, in particular if it were to occur prior to the supply from JSC Isotope reaching its expected capacity, would have an adverse effect on the business, financial condition and results of operations of the Company, which could be material.

The Company has long-term supply commitments to purchase certain quantities of product at a contracted cost. The Company may not be able to cover this cost through market sales, which may result in losses and cash outflows. Nordion may bear financial risk if the Company underprices its contracts or overruns cost estimates.

As a result of the investment Nordion’s suppliers are required to make and supply product, and the Company’s intent to acquire access to supply over longer periods, Nordion has entered into long-term supply agreements for the supply of both Mo-99 and Co-60, which include pricing levels and minimum purchase commitments. These agreements extend for nine years for Mo-99 from JSC Isotope, and 13 years, nine years and seven years for Nordion’s largest three suppliers of Co-60. While certain of the contracts contain provisions that may allow the Company to reduce the quantities purchased and terminate the agreement under certain circumstances, the Company may not be able to rely on or effectively enforce these provisions. In addition, the contractual arrangements Nordion has made with its customers to supply product to them generally only extend for periods of one to three years. Accordingly, in the future, the Company may not be able to cover its costs of products purchased under supply commitments through market sales.

Nordion’s largest commitment is for the supply of Mo-99 from JSC Isotope and there currently is uncertainty in the amount of supply of and demand for Mo-99 globally.  A number of the current reactors that supply Mo-99 to the global market are reaching the end of their approved licences for operation and may go out of service over the next five to ten years. As a result, there are a number of proposed projects that are being supported by governments and, in certain cases, private enterprise to bring new sources of Mo-99 production on-line. If all these projects are completed, there may be an excess supply of Mo-99 in the next several years. As well, if the older reactors do not go out of service, this would potentially increase the oversupply of Mo-99.

During the period of the long-term supply agreements a number of factors including increases in supply of competitive product from new sources, new products which overtake Nordion’s products, consolidation within the industry, competitive pricing pressures, lower demand from the Company’s customers and, in particular from its largest customer, on whom the Company is dependent for the majority of sales and earnings from Mo-99, and lower demand from the ultimate end user, could result in significant declines of either, or both, pricing and volumes that the Company is able to sell, which may in turn have an adverse effect on the business, financial condition, and results of operations of the Company which could be material.

In its Medical Isotopes segment, Nordion is heavily dependent on one customer for the majority of its revenue and segment earnings.

Lantheus, Nordion’s largest customer, purchases the majority of the Mo-99 the Company sells. Lantheus accounted for 22%, 9% and 17% of the Company’s total revenue in fiscal 2011, 2010, and 2009, respectively.  The percentages were lower in 2010 and 2009 due to the shutdown of the NRU reactor for 15 months.

Lantheus has stated that it is proactively implementing a diversification strategy for the supply of Mo-99. Although the Company has contractual commitments from Lantheus to December 31, 2013, the contract provides for potential changes in pricing and volume commitments in the event of possible changes in the market after 2012. Following this date, the amount of Mo-99 that Lantheus purchases from Nordion could be reduced significantly. In particular, if new sources of Mo-99 supply are brought on-line by competitors, the level of demand and pricing for the product the Company sells to Lantheus could be reduced. In addition, the Company’s inability to provide back-up supply during the planned NRU shutdown that occurred in 2011 and the one that is planned in 2012 is resulting in Lantheus having to increase its purchases from other suppliers.

A decline in level of purchases and/or price of Mo-99 that is sold to Lantheus could have a material adverse effect on the business, financial condition or results of operations of the Company.

During 2011, Lantheus increased its debt level by approximately 60%. In addition to Nordion’s ability to collect accounts receivable owed, if Lantheus were to breach its covenants associated with its debt or was unable to make payments against its debt, its ability to compete in its markets may be reduced.

An interruption in the Company’s ability to manufacture its products or deliver its services or an inability to obtain key components or raw materials.

Almost all of the Company’s products are manufactured at single locations, with limited alternate facilities due primarily to the licensing requirements for facilities that handle and store radioactive material and the specialized equipment required to manufacture its products. The vast majority of revenue and profitability is generated from products produced at the Company’s Ottawa facility. Any event, including a labour dispute, natural disaster, fire, power outage, security, regulatory, health or other issue that results in a prolonged business disruption or shutdown to one or more of the Company’s facilities, could create conditions that prevent the Company from processing or manufacturing products at previous levels, or at all.

In addition, the Company purchases certain components and raw materials from sole suppliers and may not be able to quickly establish additional or replacement sources for certain components or materials at acceptable prices, or at all.

A reduction or interruption in manufacturing, delivery days, or an inability to secure alternative sources of raw materials or components, could have a material adverse effect on the business, financial condition or results of operations of the Company.

The Company’s primary Targeted Therapies product, TheraSphere, is sold under a Humanitarian Device Exemption (HDE) in the U.S. which may be revoked in certain circumstances.

While the Company has full regulatory approval for the use of TheraSphere in many countries, including Canada and within the European Union, in the U.S., TheraSphere is used under a HDE. While the product is permitted to be used and paid for in the U.S. for the indication under which it has received the HDE, there are restrictions related to the maximum number of cases in the U.S. for the specific indication, and limitations on the profitability of the product and on marketing and promotion of the product in the U.S. Failure to comply with these restrictions could result in the HDE being revoked. As well, other factors including safety issues or the approval of a competitive product by the FDA could also result in the HDE being revoked. Without the HDE, the Company would lose all or a significant portion of its TheraSphere sales in the U.S., the Company’s largest market, which could have an adverse effect on the business and results of operations, which may be material.

Reimbursement risk under HDE.

TheraSphere is sold under an HDE status in the U.S.  Nordion announced two Phase III clinical trials for TheraSphere in March 2011. One trial is for primary liver cancer (STOP-HCC) and the other is for metastatic liver cancer (EPOCH). While these trials are expected to support reimbursement of TheraSphere both within and outside the U.S. if efficacy is demonstrated, there may be some transitional impacts on the current qualification for reimbursement of TheraSphere in some jurisdictions such as the U.S. while the trials are ongoing. The loss of qualification for reimbursement of TheraSphere sold under HDE during the currency of the trials could have a significant negative impact on TheraSphere sales in the U.S., the Company’s largest market, which could have an adverse effect on the business and results of operations which may be material.

Changes in the Medical Isotopes market and the associated supply of medical isotopes may result in decreases in the price for, and quantities of medical isotopes the Company may be able to sell in both the short- and long-term.

The cancellation of the MAPLE project, the subsequent extended shutdown of AECL’s NRU reactor, and the extended shutdown of a reactor in Europe that supplied medical isotopes to competitors, have caused significant increased activity related to developing new sources of supply of medical isotopes. The Government of Canada publicly stated its intent to exit the medical isotopes business and as result of this statement and the impact of the NRU reactor being out of service for 15 months, various governments, including the U.S., and companies, have undertaken to create new sources of supply of Mo-99 or alternative modalities to the use of Mo-99, including the introduction of the “American Medical Isotopes Production Act 2011”, through Bill S.99. Nordion may not receive supply from these new sources and these new sources could result in a deterioration of the Company’s market position and/or the price of Mo-99, adversely affecting the Company’s results. Furthermore, in the past, the Company marketed its medical isotopes based on the reliability of supply that was provided by the NRU reactor. The NRU reactor shutdown for 15 months and the subsequent shutdowns for inspections have further negatively impacted the Company’s marketing position. These factors may result in a reduction of purchases by the Company’s customers; as such customers may have secured supply from other suppliers. This has resulted in uncertainty as to whether such customers will continue to purchase Mo-99 from the Company and the amount that they will purchase from the Company.

Nordion is subject to a number of risks due to the fact that it carries on business in several countries.

Nordion’s operations are subject to the risks of carrying on business in various countries in North and South America, Europe and Asia. Accordingly, future business, financial condition and results of operations of the Company could be materially adversely affected by a variety of factors including, but not limited to:

•	Changes in a jurisdiction’s political or economic conditions, particularly in developing or emerging markets;
•	Compliance with trade protection measures and export and import regulations;
•	Compliance with regulations related to corrupt business practices;
•	Exposure to foreign-exchange rate fluctuations between currencies;
•	Tax consequences and/or other potential restrictions on the transfer of funds between subsidiaries;
•	Longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;
•	Potential nationalization of industries, properties or assets that the Company relies on;
•	Differing tax laws and changes in those laws including investment tax credits, or changes in the countries in which Nordion is subject to tax;
•	Differing cultural and business practices associated with foreign operations;
•	Differing labour laws and changes in those laws;
•	Differing protection of intellectual property and changes in that protection; and,

•	Differing regulatory requirements and changes in those requirements.

In addition, Nordion is subject to the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions, which generally prohibit companies and their intermediaries from making improper payment to officials for the purpose of obtaining or retaining business. Some of the Company’s customer relationships are with governmental entities and are, therefore, subject to such anti-bribery laws. If Nordion’s employees or agents violate the provisions of these anti-bribery laws, the Company may incur fines or penalties, be unable to market our products in other countries, or experience other adverse consequences which could have a material adverse effect on its operating results or financial condition.

An unfavourable outcome of one of the Company’s clinical trials for TheraSphere could have a material adverse effect on the Company’s business.

In 2011, the Company initiated two clinical trials for TheraSphere and has planned a third trial to begin in 2012.  These trials are larger than any trials the Company has previously completed for TheraSphere and are intended to provide statistically significant data that would support the safety and efficacy of the product.  During, or at the completion of the trials, the Company may determine that the product is not safe or effective in the disease state that TheraSphere is being trialed.  An unfavourable outcome may result in reduced current sales and projected future sales or could result in the Company not being able to sell TheraSphere, each of which could have a material adverse effect on the Company’s results and business.

Potential changes to regulations regarding the export and use of HEU could cause supply disruptions.

Certain purchased medical isotopes are produced in reactors and are by-products of the decay of the U-235 in the reactor. Nordion’s supplier of medical isotopes, AECL, obtains the majority of its U-235 from the U.S. The U.S. Department of Energy (DOE) strictly controls exports of HEU. Delays in obtaining HEU could cause supply disruption for certain isotopes. Currently, the DOE must approve each shipment of HEU. In addition, RosAtom’s reactors that will be used to supply the Company Mo-99 through JSC Isotope currently use HEU for both fuel and targets to produce Mo-99. There is political pressure in the U.S. on medical isotopes manufacturers to convert to LEU. Any conversion to LEU could require significant additional capital investment to convert both reactors and related processing facilities, and could impact the profitability and potential viability of the Company’s Medical Isotopes business. In 2010, NTP, a competitor in South Africa, and ANSTO, a potential new competitor in Australia, both began the production of Mo-99 using both LEU fuel and targets. While a bill known as the American Medical Isotopes Production Act, introduced in 2009 was not made into law, Bill S.99 with similar objectives was introduced in January 2011 as the American Medical Isotopes Production Act 2011, and was passed by the Senate on November 17, 2011. Bill S.99 includes the phasing out of exports of HEU the committee has recommended it be considered by the Senate as a whole where it may, in future, be approved. This bill has yet to go to the House of Representatives and is therefore not effective at this time. Should this occur, it could have a material adverse effect on the Company. In addition, the implementation of tariffs or other restrictions on HEU-based Mo-99, particularly in the U.S., the Company’s largest Mo-99 market, could also have a material adverse effect on the Company.

Failure to remain in compliance with the covenants contained in the Company’s Credit Facility Agreement, could result in the Company losing access to its credit facility, which could have a material adverse effect on the financial position and business of the Company.

In June 2011, the Company entered into a $75 million credit facility, which contains a number of financial and non-financial covenants.  The financial covenants require the Company to maintain a certain level of earnings before interest, tax, depreciation and amortization (EBITDA) and tangible net worth (both measures are defined in the credit facility agreement and include certain adjustments to amounts included in our financial statements).  Failure to meet a covenant could result in the Company being required to repay any amounts drawn on the credit facility and may require the Company to provide cash as collateral for all letters of credit and foreign exchange contracts issued against the credit facility.  As at October 31, 2011, the Company had $19.7 million of letters of credit issued against the credit facility.  The amount issued against the credit facility is expected to increase in fiscal 2012.  The use of cash, if available, to repay drawn amounts and/or to collateralize financial instruments issued against the credit facility, could have a material adverse effect on the Company’s financial position and impact the Company’s ability to execute its strategy.

Activism by shareholders could impact the Company’s ability to implement its strategy and reduce the attractiveness of the Company’s Common shares to new investors, both of which could have a negative effect on the Company’s share price, which could be material.

As at October 31, 2011, the Company’s top five shareholders held over 40% of the Company’s Common shares. If the price of the Company’s Common shares decline below or remain at current levels, or if one or a group of shareholders are unable to sell their shares of the Company on the open market due to the level of daily trading volumes being small when compared with their holdings, one or more of these shareholders may become an activist shareholder.  Certain of our shareholders have undertaken activist activities with other companies. Activist shareholders, among other things, may propose changes to the Company’s Board of Directors or recommend that the Company make changes to its strategy including buying back the Company’s stock with cash on hand, issuing debt or divesting certain of the Company’s businesses. The existence of these proposals or the implementation of the proposals may result in an investment in the Company being less attractive to current and potential shareholders and result in a decline in the Company’s share price.

The outcome of the Company’s arbitration with AECL and its lawsuit against AECL and the Government of Canada may have an adverse effect on the business and result in a decline in the price of the Company’s Common shares.

To provide greater security for the future supply of Mo-99 and other reactor-produced radioisotopes commonly used in nuclear medicine, in 1996, the Company contracted with AECL for the construction and operation of two special-purpose reactors and a processing facility (the MAPLE Facilities) to produce such isotopes and entered into an amended agreement with AECL in 2006, the 2006 Agreement. In May 2008, AECL and the Government of Canada announced their intention to discontinue the MAPLE project without prior notice to or consultation with Nordion. See Section 4.3 – Description of the Business – Medical Isotopes.

In July 2008, Nordion served AECL with Notice of Arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement and, in the alternative and in addition to such order, seeking significant monetary damages. Nordion concurrently filed a court claim against AECL and the Government of Canada with respect to the breach of and inducing breach of the 2006 Agreement respectively. The Company is currently focused on the confidential arbitration proceedings.

Nordion believes that it has a strong case against AECL in the arbitration proceedings and against AECL and the Government of Canada in the court action. The Company is currently focused on the arbitration proceedings. Management believes it has a strong defence to AECL’s counterclaim in the arbitration and a strong claim against AECL in the court action regarding the 1996 Agreement. However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, the range of remedies that may be awarded under the arbitration and/or lawsuit if the Company is successful in its claim, the Company is unable to project a specific outcome for this dispute. An unfavourable outcome could have an adverse effect on the business, and the price of the Company’s Common shares which could be material. In addition, certain shareholders may be holding their Common shares pending the outcome of the arbitration proceedings and may try to sell their shares following the determination of outcome.  Regardless of whether the outcome is in favour or unfavourable, the selling of Common shares could result in a lower share price which may be material.

The Company faces significant competition and it may not be able to compete effectively.

Nordion competes with many companies ranging from multinationals to start-up companies. Competition takes many forms, including aggressive pricing for products or services that are comparable to its own, development of new products or services that are more cost effective, or have superior performance than its current products or services, and the ability to obtain patent protection or regulatory clearance earlier or in commercializing new products or technologies more rapidly than us. The Company’s products or services can be rendered obsolete or uneconomical as a result of this competition. Failure to compete effectively could cause the Company to lose market share to its competitors and have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company also faces competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licences to intellectual property. In addition, academic institutions, governmental agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products or services similar to those of Nordion. These companies and institutions compete with Nordion in recruiting and retaining qualified scientific and management personnel, as well as in acquiring necessary product technologies. Globalization of the Company’s industries also impacts its competitiveness. As competitors and new entrants establish operations in lower-cost labour markets, pricing in these industries may be reduced resulting in lower revenues and profitability for the Company.

The Company’s primary operating locations handle and store hazardous and radioactive materials which if released into the environment could result in the Company being subject to liabilities.

Nordion is subject to federal, provincial, and local laws, rules and regulations and policies governing the use, generation, manufacture, storage, handling, transportation, and disposal of certain hazardous and potentially hazardous substances used in connection with our operations. Nordion’s facilities handle and store radioactive material and, in particular, the Company’s Ottawa site handles and stores large quantities of highly radioactive Co-60. A significant release of radioactivity, which could result from, among other things, a natural disaster, equipment failure, human error, an act of terrorism or a transportation accident, could result in employees and/or the public being exposed to radiation. In addition, failure or damage to Nordion’s shipping containers used to ship material to and from the Company’s site could also result in a release of radioactivity.

Although the Company is focused on complying with these laws and regulations in all material respects and believes it is in compliance with these regulations and has designed its processes and equipment with the intent of avoiding releases of radiation, if such a release were to occur the Company could be exposed to liabilities, litigation, loss of licences to operate and reputational damage, which could have a material adverse effect on the business, financial condition, and results of operations of the Company.  There can be no assurance that we will not be required to incur significant costs to comply with environmental regulations in the future.

The Company’s business, financial condition, and results of operations could be subject to significant fluctuation, and the Company may not be able to adjust its operations to effectively address changes it does not anticipate.

The Company cannot reliably predict future sales, pricing, and profitability. Changes in competitive, market and economic conditions may require the Company to adjust its operations, and it may not be able to make those adjustments or to make them quickly enough to adapt to changing conditions. The Company has a number of long-term supply contracts which include specified purchase commitments. The majority of the Company’s products, excluding product related to Sterilization Technologies, involve radioactive isotopes that decay rapidly and, therefore, cannot be held in inventory. As well, a high proportion of the Company’s costs are fixed and thus, declines in sales, pricing and/or supply could disproportionately affect its business, financial condition, and results of operations in any particular quarter.

Factors that may negatively affect sales and operating results include:

•	Access to supplies of key materials, such as medical isotopes, required to deliver products to the Company’s markets;
•	The timing of supply of Co-60, which is primarily obtained from suppliers when they shut down their reactors for maintenance;
•	Global or regional economic downturns including instability of equity markets and financial markets;
•	Lack of demand for, or market acceptance of, the Company’s products and services;
•	Voluntary or regulatory recall or stoppage of manufacture of the Company’s, or the Company’s customer’s, products
•	Adverse changes in industries on which the Company is dependent, such as the pharmaceutical and biomedical industries;
•	Changes in the volume or timing of product or service orders;
•	Inability of the Company’s customers to obtain regulatory approval or funding to continue the development of certain drug compounds including radiopharmaceuticals;
•	Changes in the relative amounts of sales represented by various products, services and customers which have different gross margin levels;
•	Regulatory changes affecting Nordion or its customers and suppliers;
•	Delays or problems in the introduction of new products or services;
•	Competitors’ announcement or introduction of new products, services or technological innovations;

•	Competitive pressures resulting in lower selling prices;
•	Changes in foreign exchange rates and interest rates;
•	Increased costs of raw materials or supplies;
•	Changes in import licences or duties; and
•	Changes in the financial stability of customers or suppliers, including their ability to obtain financing at a reasonable cost.

Operating results in one quarter may not be a meaningful indication of future results. Management believes that operating results for any particular quarter are not necessarily a meaningful indication of future results. However, while fluctuations in the Company’s quarterly operating results could negatively or positively affect the market price of the Common shares, these fluctuations may not be related to the future overall operating performance of the Company. In addition, reduction in a given quarter’s results may not be recovered in future quarters, which could have an adverse effect on the business, financial condition, and results of operations of the Company, which could be material.

The Company’s insurance coverage may not be adequate in all circumstances. There can be no assurance that such coverage will continue to be available at rates and on terms acceptable to Nordion.

Nordion maintains a global insurance program covering all of its operating units. The policies provide coverage for normal operating risks and include annual liability coverage of up to $100 million. The Company also maintains a global policy covering property and business interruption risks with a total insured value of $700 million and directors’ and officers’ insurance having a limit of $80 million. There is no certainty that the amount of coverage is adequate to protect the Company in all circumstances or that the Company will be able to acquire such insurance on an ongoing basis at rates acceptable to the Company. In addition, the Company has retained liabilities for businesses which were divested, and may not have adequate insurance in place to cover these potential liabilities thereby self-insuring any losses arising. Furthermore, even where a claim is covered by insurance, the insurance coverage might be inadequate and Nordion would have to pay the amount of any settlement or judgment that is in excess of the policy limits. Failure to obtain or maintain adequate insurance may have a material adverse effect on the Company’s business and operations.

Nordion may be subject to litigation and regulatory proceedings.

From time to time, the Company may be the plaintiff or defendant in litigation, including potential litigation regarding products and services it provides. A claim resulting in uninsured or underinsured liabilities could have a material adverse effect on our business. Any claim brought against us, with or without merit, could be costly to defend and could result in an increase of the Company’s insurance premiums. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Some claims brought against Nordion might not be covered by the Company’s insurance policies. Nordion has significant self-insured retention amounts, which the Company would have to pay in full before obtaining any insurance proceeds to satisfy a judgment or settlement. Furthermore, even where the claim is covered by insurance, the insurance coverage might be inadequate and Nordion would have to pay the amount of any settlement or judgment that is in excess of policy limits. Material litigation that is not covered by insurance policies, or falls within retained liability under the Company’s policies, could have a material adverse impact on the business, financial condition, or results of operations of the Company.

In addition, manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or in injury or death, which could lead to a recall of, or issuance of a safety alert relating to, Nordion’s products and result in significant costs, negative publicity and a diversion of management’s attention from Nordion’s business.

The Company may become involved in litigation regarding products and services it expects or receives from others and may also be subject to regulatory proceedings. Lack of success in such litigation or regulatory proceedings may expose the Company to financial loss or prevent it from enforcing rights that are important to the Company, thereby having an adverse effect on the business or results of operations of the Company.

During fiscal 2009, the Company was served with two complaints related to repeat study costs, mitigation costs related to certain bioequivalence studies carried out at the Company’s Quebec, Canada facility, and claims for lost profits. While Nordion maintains an accounting provision in respect of study costs, as well as errors and omissions insurance with respect to damages, there can be no assurance that the level of insurance or accounting provisions will be adequate to cover such claims. Nordion has assessed these claims and accrued a C$5 million insurance deductible related to claims for lost profit.

Nordion may not be able to successfully execute strategic transactions, integrate acquired businesses or licenced technologies into its existing business, or make acquired businesses or licenced technologies profitable.

In addition to a lack of availability of existing capital or credit as detailed above, Nordion may be unable to complete the acquisition of promising businesses or licence technologies for many other reasons, including:

•	The need for regulatory and other approvals;
•	Current valuations of businesses and technologies;
•	Potential restrictions in instruments governing the Company’s indebtedness; or
•	Regulatory or statutory restrictions including with respect to foreign ownership of shares of Nordion (Canada) Inc. See Section 6.4 – Ownership and Other Restrictions.

Any acquisition that Nordion undertakes would be accompanied by the risks commonly encountered in acquisitions, including the potential disruption of our business while we evaluate opportunities and attempt to complete acquisitions.

Any business Nordion may seek to acquire or technology it may seek to licence may fall short of expectations or may prove to be unprofitable. Accordingly, the earnings or losses from any such business that is acquired or technology that is licenced may dilute earnings. In addition, any failure to complete an acquisition, or divest a business or licence a technology may result in adverse market reaction.

Nordion may be unable to integrate acquired businesses or licenced technologies into its existing business, or make the acquired businesses or licenced technologies profitable for various reasons including: its ability to retain key employees and/or customers; its ability to integrate operations, personnel, business information systems and processes; its ability to complete the development of products and sell them into the market; difficulty in maintaining uniform standards, controls, procedures and policies; and incompatible management or other cultural differences.

Declines in equity markets and/or interest rates and changes in foreign exchange rates may result in a decrease in the value of the assets held in the Company’s defined benefit pension plans, which could require the Company to make additional cash contributions to the plans that may be material.

The Company operates, and is responsible for, funding a number of defined benefit pension plans for current employees, retirees and employees who transferred to buyer organizations upon the sale of various businesses. All of these plans are closed to new entrants. The Nordion pension plan in Canada is the largest plan and holds assets in Canadian equities, global equities, Canadian bonds, including real return bonds and cash and money market investments. In addition, the retirement payments are indexed to account for inflation and as a result the expected liability for future retirement payments increases as real interest rates decline. The Nordion pension plan is currently in a deficit position on a solvency basis, which is used for the calculation of regulatory funding in Canada. Among other factors, declines in equity or bond prices and/or declines in real interest rates could result in the Company having to make increased contributions to its pension plans to fund deficits, which could have a material adverse effect on the Company’s financial position and result of operations.

The Company is subject to complex and costly regulation.

The health and life sciences industries are subject to extensive, complex, and frequently changing laws and regulations.

All of the Company’s facilities that handle or store radioactive material are government regulated and inspected. Operating licences related to radioactive materials could be subject to cancellation under certain circumstances. Failure to obtain or maintain future operating licences could have a material adverse effect on the business, financial condition, or results of operations of the Company.

Governmental agencies throughout the world strictly regulate the drug and medical device development process. The Nordion facilities devoted to pharmaceutical development are subject to regular inspection by the FDA, Health Canada, the European Medicines Agency (EMEA) and other regulatory agencies.  Customers also are subject to periodic review by drug approval authorities. The Company’s failure, or any of its customers' failures, to pass an inspection conducted by the FDA, Health Canada, the EMEA, or any other regulatory body could result in disciplinary action leading to increased cost and/or reduced customer demand that would have a material adverse effect on the business, financial condition or results of operations of the Company.

The nature of Nordion’s products, and the highly regulated environment in which Nordion operates, requires compliance with a multitude of regulations as well as legislation governing radioactive material transportation. The receipt, processing, handling, shipping and use of radioisotopes are highly regulated.  See Section 4.12 – Regulatory Compliance. There has been an increased focus on the regulation of the use, handling, and transport of radioactive material. A change in regulation could increase the Company’s costs, which could have a negative impact on the Company.

Operating licences related to handling and storage of radioactive materials could be subject to cancellation by the CNSC under certain circumstances. Failure to obtain future operating licences, as required, could adversely impact the Company’s ability to receive, store, process or ship products and could adversely affect the business, financial condition, or results of operations of the Company.

The Company is subject to compliance costs, exposure to litigation and other adverse effects as a result of scrutiny and regulation by governmental authorities, including the time and effort required by our personnel to maintain compliance. If the Company fails to comply with applicable laws and regulations, it could suffer civil and criminal damages, fines and penalties, loss of various licences, certificates and authorizations necessary to operate its business, as well as incur liabilities from third-party claims, all of which could have a material adverse effect on the business of the Company

The Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology.

Without the timely introduction of new products and enhancements, the Company’s products could become technologically obsolete, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our products are often complex and, therefore, often require significant research, planning, design, development and testing before they may be marketed. New product offerings will not succeed if the Company is unable to: accurately anticipate customer needs; accurately anticipate evolving government and regulatory policies; innovate and develop new products and services; successfully commercialize new technologies in a timely manner; price products competitively; source, manufacture and deliver high-quality products in sufficient volumes and on time; or differentiate product offerings from its competitors’ product offerings.

Developing new products may require significant investments before the Company, or its customers, can determine the commercial viability of the new product. Investments may be made in R&D of products that do not become commercially viable.  Nordion may experience design, manufacturing, marketing or other difficulties that could delay or prevent our development, introduction or marketing of new or improved products; which delays would increase development expenses, which could affect the Company’s results of operations negatively.

In addition, the timely introduction of new products or enhancements may be adversely affected if reimbursement of such products and enhancements by governmental health administration authorities, private health coverage insurers and other third-party payors is not available. Reimbursement and healthcare payment systems vary significantly by country.  There can be no assurance that reimbursement approvals will be received.

The results and anticipated timelines of the Company’s clinical trials are uncertain and may not support continued development of a product pipeline.

Currently, the Company carries out clinical trials testing, primarily related to its TheraSphere product. An adverse event, including one due to errors or omissions that create harm during a trial could result in an individual participating in the trial to file a claim against the Company which could have a material adverse impact on the business, financial condition, and results of operations of the Company.

If the clinical trials for TheraSphere are delayed or terminated, the Company’s prospects for future revenue growth would be adversely affected. Nordion faces risks in its ability to enrol patients in clinical trials, the possibility of unfavourable results of its clinical trials, the need to modify or delay its clinical trials or to perform additional trials and the risk of failing to obtain Health Canada, FDA and other regulatory body approvals.  If these programs and others in the Company’s pipeline cannot be completed on a timely basis, or at all, then its prospects for future revenue growth may be adversely impacted. In addition, new clinical trials involving TheraSphere could raise new safety issues, which could in turn decrease the Company’s revenues and harm its business.

Nordion extensively outsources its clinical trial activities and performs only a small portion of the activities in-house. The Company relies on an independent third-party contract research organization (CRO) to perform most of its clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bioanalytical analysis. Most important aspects of the services performed for Nordion by the CRO are out of the Company’s direct control. If there is any dispute or disruption in the Company’s relationship with its CRO, Nordion’s clinical trials may be delayed.  Moreover, in Nordion’s regulatory submissions, the Company relies on the quality and validity of the clinical work performed by its third-party CRO. If any of Nordion’s CRO’s processes, methodologies or results were determined to be invalid or inadequate, the Company’s own clinical data and results and related regulatory approvals could be adversely impacted.

The clinical trials required for regulatory approval of TheraSphere, as well as clinical trials we are required to conduct after approval, are very expensive. It is difficult to accurately predict or control the amount or timing of these expenses from quarter to quarter, and Health Canada, the FDA and/or other regulatory agencies may require more clinical testing than we originally anticipated. Uneven and unexpected spending on these programs may cause the Company’s operating results to fluctuate from quarter-to-quarter, and its Common share price may decline.

Compliance with laws and regulations affecting public companies.

Any future changes to the laws and regulations affecting public companies, including compliance with National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”) – and other applicable securities laws and regulation and related rules and policies, may cause the Company to incur increased costs as it evaluates the implications of the new rules and responds to new requirements.  Delays or a failure to comply could result in enforcement actions, the assessment of other penalties and civil suits.

These new laws and regulations may make it more expensive for the Company to provide indemnities to its officers and directors and may make it more difficult to obtain certain types of insurance, including liability insurance for directors and officers. The Corporation may, therefore, be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage.  The impact of these events could also make it more difficult for the Company to attract and retain qualified persons to serve on its Board of Directors, or as executive officers.  The Company may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which could cause general and administrative costs to increase beyond what the Company currently has budgeted.  The Company is continually evaluating and monitoring developments with respect to these laws, rules and regulations, and it cannot predict or estimate the amount of the additional costs it may incur or the timing of such costs.

The Company is required annually to review and report on the effectiveness of its internal control over financial reporting in accordance with NI 52-109.  The results of this review are reported in the Company’s annual report and in its MD&A for the year ended October 31, 2011.

Nordion’s CEO and CFO are required to report on the effectiveness of the Company’s internal control over financial reporting.  Management’s review is designed to provide reasonable assurance, not absolute assurance, that all material weaknesses existing within the Company’s internal controls are identified.  Material weaknesses represent deficiencies existing in the Company’s internal controls that may not prevent or detect a misstatement occurring which could have a material adverse effect on the quarterly or annual financial statements of the Company.  In addition, management cannot provide assurance that the remedial actions being taken by the Company to address any material weaknesses identified will be successful, nor can management provide assurance that no further material weaknesses will be identified within its internal controls over financial reporting in future years.  If the Company fails to maintain effective internal controls over its financial reporting, there is the possibility of errors or omissions occurring, or misrepresentations in the

Company’s disclosures, which could have a material adverse effect on the Company’s business, its financial statements, and the value of the Company’s Common shares.

Foreign currency exchange rates may adversely affect results.

The Company derives a large portion of revenues from international sales. For the year ended October 31, 2011, the Company derived approximately 98% and 35% of total revenues from continuing operations, from outside Canada and the U.S., respectively. In addition, the Company purchases product from outside of Canada and has commitments to purchase products over a number of years in U.S. dollars. The Company’s financial statements are denominated in U.S. dollars. However, the Company’s primary operating locations are in Canada, and the Company incurs operating expenses in Canadian dollars. As a result, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect the business, financial condition and results of operations of the Company.

As a global company, the Company’s exposure to foreign-exchange rate changes includes, but is not limited to, the following:

•	Costs and revenues denominated in Canadian dollars, when translated into U.S. dollars for financial reporting purposes, can fluctuate due to exchange rate movements;
•
Embedded derivatives based on the currency of certain contracts the Company enters into with customers and suppliers, in particular the Company’s Russian supply agreements, are valued at market rates. The Company may report significant gains or losses based on changes in current and expected future, or commonly referred to as forward, exchange rates;

•	The Company may hold a portion of its cash in Canadian dollars which may result in a reduction cash reported in U.S. dollars if the U.S. dollar strengthens relative to the Canadian dollar;
•
Certain long-term contracts with suppliers or customers may experience significant fluctuations in foreign exchange rates over several years thereby impacting cash flows and results of operations of the Company; and

•	Certain contracts may involve foreign exchange risk when costs are incurred in a different currency than revenue.

Changes in trends in the pharmaceutical and biotechnology industries could adversely affect operating results.

Industry trends and economic and political factors that affect pharmaceutical and biotechnology companies also affect the Company’s business. The Company provides services to pharmaceutical and biotechnology companies, including Contract Manufacturing and product development support.  The Company’s business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, as well as changes in the acceptance and use of radiopharmaceutical products.

Changes in government and regulatory policies may reduce demand for the Company’s products and services, and increase expenses.

Nordion competes in markets in which it, and its customers, must comply with federal, state, local, and foreign regulations, such as environmental, site licensing, health and safety, and food and drug regulations. These regulations may also create or impact market demand for products and services. Because of the high cost to develop, configure, and market products and services to meet customer needs, any significant change in these regulations could reduce demand for the Company’s products or services or increase the costs of producing these products and services. Sales of Nordion’s products depend, in part, on the extent to which the costs of its products are reimbursed by governmental health administration authorities, private health coverage insurers and other third-party payors. The Company’s potential customers’ abilities to obtain appropriate reimbursement for products and services from these third-party payors affects the selection of products they purchase and the prices they are willing to pay. In addition, demand for new products may be limited unless Nordion obtains reimbursement approval from governmental and private third-party payors prior to introduction. Reimbursement criteria vary by country, are becoming increasingly stringent, and require management expertise and significant attention to obtain and maintain qualification for reimbursement.

In addition, changes to government health-care reimbursement policies could have a significant impact on spending decisions of certain of the Company’s customers. In recent years, the U.S. Congress and U.S. state legislatures have considered various types of health-care reform in order to control growing health-care costs. Similar reform movements have occurred in Europe and Asia. Implementation of health-care reform legislation to reduce costs could limit the profits that can be made from the development of new drugs. This could adversely affect R&D expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to the Company both in the U.S. and abroad.

Current economic instability could adversely affect our operations.

International financial markets and economies have been experiencing a period of upheaval characterized by significant debt levels, bankruptcy, failure, collapse or sale of various financial institutions, severely diminished liquidity and credit availability, declines in consumer confidence and economic growth, increases in unemployment rates and uncertainty about economic stability.  Nordion’s customers may experience financial difficulties or be unable to borrow money to fund their operations, which may adversely affect their ability or decision to purchase our products, or pay for our products once purchased.  The economic downturn may also, among other things, create downward pressure on the demand for and pricing of our products which could have an adverse effect on our business, financial position and results of operations.

Volatility of Share Price

The market price of Nordion’s shares is subject to volatility.  Deviations in actual financial results as compared to the expectations of securities analysts who follow the Company can have a significant effect on the trading of Nordion’s Common shares.  In addition, Nordion’s revenues and profitability growth may vary from one quarter to another due to, among other things, the events discussed in these risk factors, quarter-to-quarter variances in our financial results, the nature of our business, or a decline or rise of stock prices in the capital markets generally.

The Company’s business depends on the continued and uninterrupted performance of its information technology (IT) systems and the communication systems that support those systems, including the Internet.

The Company’s business depends, in part, on the continued and uninterrupted performance of its IT systems. Sustained system failures or interruptions could disrupt the Company’s ability to perform many of the functions that are critical to the Company’s business, including processing customer orders, transportation of raw materials and finished products, manufacturing of products, and timely invoicing and collections. The Company’s business, financial condition and results of operations could have a material adverse effect from a prolonged system failure.

The Company’s computer systems are vulnerable to damage and interruption from a variety of sources, including telecommunications failures, malicious human acts, and natural disasters, and there is always a risk of unanticipated problems. There is additional risk if critical systems are not kept up to date and maintained under full manufacturer’s support. The Company’s insurance policies may not cover or adequately compensate the Company for any losses that may occur due to any failures in its IT systems.

As part of the Company’s licensing of its facilities it is required to provide a letter of credit, and when it leaves the site, ultimately pay for the decommissioning of its sites.

As a result of processing and storing radioactive material, the buildings and equipment at the Company’s facilities may become contaminated with radioactive material. When a site is exited, the Company is required by law to dismantle and dispose of all contaminated buildings and equipment. The costs of dismantling and, in particular, disposing of radioactive material, could be significant and may have a material adverse effect on the Company’s financial position.

The Company’s access to cash for ongoing operations or for strategic transactions may be restricted due to the cost or availability of financing and/or government regulations.

While Nordion intends to finance ongoing operations, capital expenditures and restructuring costs from existing cash, and cash flow from operations, cash financing required for large strategic transactions or unexpected operating needs may prove costly, and difficult or impossible to obtain.  Banks and other lenders may not be willing to provide financing to the Company, or financing on acceptable terms. Global market conditions and lack of credit availability will also affect our ability to obtain financing on acceptable terms.

Intellectual property protection for Nordion’s proprietary products, processes, and technologies may be difficult and expensive to obtain or maintain and may not result in sufficient protection for the Company’s technology.

Nordion’s success depends in part on obtaining, maintaining and enforcing our patents, trademarks, and other proprietary rights, and our ability to avoid infringing the proprietary rights of others.  The Company possesses an array of copyrights, trademarks, patents, unpatented proprietary technologies, trade secrets and know-how.

Nordion has applied, or intends to apply, for additional patents to cover its newest products. The Company may not obtain issued patents from any pending or future patent applications owned by or licenced to us. Of the U.S. and foreign patents Nordion currently holds, the claims allowed may not be broad enough to protect its technology. In addition, competitors may design around Nordion’s technology or develop competing technologies.

We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information.  Although we require our new employees, consultants and others with whom we do business to execute confidentiality agreements, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, may not provide adequate remedies.  Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for some of the Company’s competitors to capture increased market position.

Nordion may incur significant expense in any legal proceedings to protect the Company’s proprietary rights or to defend infringement claims by third parties. If Nordion is unable to adequately protect its intellectual property, the Company’s market share, financial condition and results of operations may be adversely affected.

Third parties may claim that our products infringe their intellectual property rights.  Claims of third parties against the Company of infringements would divert management’s time and effort and could result in decreased sales; substantial litigation costs; awards of substantial damages; court orders that could force us to make changes to our products, pay royalties or other fees to licence rights in order to continue manufacturing and selling our products, or effectively prevent the Company from manufacturing, using, importing or selling its products in certain countries; all of which could have a material adverse effect on the Company’s financial results.

Nordion licences intellectual property rights to and from third parties. The measures that the Company employs to protect these technologies and these rights may not be adequate. Moreover, in some cases, the licencor can terminate a licence or convert it to a non-exclusive arrangement if Nordion fails to meet specified performance targets.

Nordion could be subject to tax reassessment and may be required to pay additional income taxes.

Nordion tax filings are subject to audit and review by government tax authorities who may disallow certain deductions or disagree with the Company’s interpretation or application of tax laws, which may result in its having to pay additional taxes and incur additional tax expense. This obligation extends to Nordion filings prior to the sale of those subsidiaries sold by the Company. The sale of subsidiaries has included the Company claiming prior losses to offset taxable gains and if the offset losses are not accepted by the tax authorities, the Company may have to make cash tax payments or reduce its currently recorded tax assets which may have an adverse effect on the financial condition and results of operations of the Company, which could be material.

Cost of research and development could increase in the event certain tax credits were to become unavailable.

Most of the research and development activities that the Company conducts in Canada, including those performed on behalf of, or in partnership with customers, are eligible for tax credits.  Elimination or significant reduction of these tax credits would have a material impact on the overall costs of R&D, which would have a material adverse effect on the business, financial condition, or results of operations of the Company. In addition, if the Company is not profitable, the benefit of these credits would be limited as they can only be applied as a credit to income taxes payable.

The Company is dependent upon the services of key personnel.

The Company’s success depends, to a significant extent, upon the Company’s ability to continue to attract, retain, develop and motivate qualified personnel, in particular its executive officers and key management, scientific, technical and sales personnel.  The loss of the services of the Company’s key personnel could have a material adverse effect on the business and results of operations of the Company. The Company does not maintain key person life insurance policies on any of its officers or employees. The competition for qualified employees is intense. The investment required to retain key personnel, including the provision of compensation packages that are competitive, could have an impact on the profitability of the business of the Company. Compensation and benefit packages provided by the Company may not be viewed as competitive and the Company may have to increase salaries and benefits in an effort to retain key employees and the failure to do so could adversely affect the Company’s ability to attract or retain key employees.

6.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

6.1.	Summary Annual Information

Years ended October 31 (thousands of U.S. dollars)	2011	2010	2009

Revenues	$274,027	$221,968	$211,697
Costs and expenses
Direct cost of revenues	126,076	104,677	96,035
Selling, general and administration	65,107	100,286	75,240
Depreciation and amortization	22,375	28,514	22,680
Restructuring charges, net	1,592	62,531	9,306
Change in fair value of embedded derivatives	(2,649)	(13,050)	(7,922)
Other expenses (income), net	8,549	25,057	9,157
Operating income (loss) from continuing operations	$52,977	$(86,047)	$7,201

Interest expense	(2,499)	(5,522)	(2,754)
Interest income	10,274	8,590	7,445
Unrealized loss on equity	(128)	(650)	(49)
Income tax expense	(17,122)	(187)	(16,032)
Loss from discontinued operations, net of income taxes	(26,655)	(148,194)	(131,052)
Net income (loss)	$16,847	$(232,010)	$(135,241)

Gross margin	54%	53%	55%
Capital expenditures from continuing operations	$6,732	$7,251	$8,853
Total assets	$458,663	$564,021	$1,625,870
Long term financial obligations	$44,330	$44,150	$267,772

6.2.	Capital Structure

When looking at the Company’s capital structure, Nordion considers, among other things, requirements for operations, including working capital fluctuations, the Company’s ability to access capital, the Company’s risk profile, and the flexibility provided by cash and liquidity sources. In addition, with the uncertainty in the Medical Isotopes business, in particular Nordion’s current reliance on the NRU reactor, the Company intends to maintain a certain level of liquidity and access to capital.

Nordion uses a combination of equity and long-term debt to finance its business. The Company has one class of shares authorized and outstanding, being Common shares. As at October 31, 2011, there were 62,378,521 Common shares issued and outstanding.

The Common shares entitle the holder thereof to receive notice of, to attend, and to vote at all meetings of holders of Common shares.  Each Common share entitles the holder thereof to one vote per share and to share rateably in the assets of the Company on liquidation or dissolution.

In fiscal 2010, the Company repaid in full its outstanding senior unsecured notes at a cost of $223 million.

On June 3, 2011, Nordion entered into a three-year $75 million revolving committed credit facility with the Toronto-Dominion Bank as its lead lender and a syndicate of other financial institutions. The facility is secured by the Company’s assets and is subject to customary covenants. In 2011, the Company used the credit facility, as planned, to reissue existing letters of credit, to issue new letters of credit, and to provide an additional source of liquidity. As at October 31, 2011, the Company had $19.7 million of letters of credit issued against the credit facility.

In the first quarter of fiscal 2010, Nordion cancelled its previous C$500 million revolving credit facility, which had no outstanding or undrawn amounts. As of October 31, 2010, the Company maintained committed credit facilities in the amount of $50 million, which was used expressly for letters of credit and letters of guarantee.

The Company has a defeased non-interest bearing government loan, and a note payable associated with the purchase of specific assets. At October 31, 2011, long-term debt consisted of a $44.1 million, non-interest bearing government loan; and other commitments totaling $0.2 million which represent capital lease obligations. The fully funded financial instrument that defeases the non-interest bearing government loan is valued at $44.1 million.

6.3.	Dividends and Share Buy Backs

In January 2011, the Company approved the introduction of a quarterly cash dividend and the reinstatement of a NCIB to repurchase outstanding Common shares of the Company on the open market.

The first quarterly dividend was set at $0.10 per share and was paid on April 1, 2011, to shareholders of record on March 17, 2011. Nordion continues to pay the quarterly dividend of $0.10 per share. This rate reflects what Nordion believes is a reasonable balance between providing shareholders with what the Company expects will be a sustainable and growing return of capital, while leaving the business with financial flexibility. When arriving at the dividend level, the Company also took into account potential investments, including the previously discussed clinical trials to support TheraSphere growth, as well as the uncertainty in the levels of cash flow that the Medical Isotopes business will generate over the medium- to long-term. In fiscal 2011, Nordion distributed $19.2 million in dividends. The Company did not pay dividends in fiscal 2010 and 2009.

Any decision to pay dividends on the Common shares will be made by the Board of Directors based on, among other things, the Company's earnings, financial requirements for the Company's operations, the satisfaction of applicable solvency tests for the declaration and payments of dividends, the business strategy of the Company and other conditions existing from time-to-time. As such, the declaration of dividends is subject to the discretion of the Board of Directors. As a result, no assurance can be given as to whether the Company will pay dividends, or the frequency or amounts of any such dividends.

The Company considered its current cash balance, other investments and debt level, to determine what it believed would be sufficient cash, in excess of the expected operating and liquidity requirements, to fund the repurchase of Common shares through an NCIB.

As of October 31, 2011, Nordion repurchased 4,860,132 Common shares for $52.4 million through the NCIB. Nordion was authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 Common shares. The authorized number of Common shares for repurchase represents approximately 10% of Nordion’s public float and 8% of its outstanding shares. Annual purchases to a maximum of $65 million under the NCIB were permitted to begin on January 26, 2011 and will end no later than January 25, 2012. Subject to any block purchases made in accordance with the TSX, daily purchases are limited to 21,209 Common shares, which represent 25% of the average daily trading volume on the TSX for the most recent six calendar months.

While the Company intends to repurchase the majority, if not all, of the Common shares permitted to be purchased under the current NCIB, it expects to continue to monitor and assess its cash requirements, liquidity and access to capital in determining the final amount to repurchase and/or whether to continue to implement NCIBs in future years.

During fiscal 2010, Nordion conducted a Substantial Issuer Bid, repurchasing and cancelling 52,941,176 or 44% of the Company’s Common shares for an aggregate purchase price of $450 million.

Nordion had an NCIB in place to purchase up to 4,136,766 Common shares that expired on July 2, 2009. The Company did not repurchase or cancel any Common shares in fiscal 2009 under this NCIB (fiscal 2008 - 1,417,900 Common shares), and the Company did not repurchase or cancel any Common shares in fiscal 2009 under the previous NCIB.

6.4.	Ownership and Other Restrictions

As a participant in the nuclear industry, Nordion (Canada) Inc. a wholly-owned indirect subsidiary of the Company and the entity which holds the Nordion assets is subject to the Nordion and Theratronics Divestiture Authorization Act (Canada). This Act effectively imposes restrictions and limitations on the beneficial ownership or control of voting shares of Nordion (Canada) Inc. by “non-residents” of Canada (as such term is defined in the Act). In addition, if Nordion or any of its assets were to be the subject of an acquisition or merger transaction with a third party, such transaction would need to comply with applicable competition statutes in Canada, and other jurisdictions in which we carry on business to assess whether the transaction is likely to substantially prevent or lessen competition in one or more markets.  The Investment Canada Act provides that acquisitions by “non-Canadians” of control of Canadian businesses are subject to, amongst other things, review and approval according to a “net benefit to Canada” test. Under the 2006 Interim and Long-Term Supply Agreement between Nordion (Canada) Inc., on behalf of Nordion, and AECL, Nordion (Canada) Inc. has granted rights of first offer and first refusal in favour of AECL in the event that Nordion (Canada) Inc. proposes to transfer all or a substantial portion of its isotopes business to certain designated third parties.

7.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Please refer to the 2011 MD&A.

8.	MARKET FOR SECURITIES

8.1.	Trading Price and Volume

The outstanding Common shares are listed for trading on the TSX (TSX: NDN) and the New York Stock Exchange (NYSE) (NYSE: NDZ). The following table sets forth the price ranges and volume of Common shares traded on the TSX and the NYSE for each month of fiscal 2011.

	TSX			NYSE

	High	Low	Volume	High	Low	Volume
Fourth Quarter of 2011	(CDN$)			(US$)
October	9.22	8.54	1,184,700	8.95	8.50	2,462,800
September	9.26	8.55	1,027,900	9.07	8.52	3,277,500
August	9.47	8.34	1,031,500	10.00	8.41	5,378,900
Third Quarter of 2011
July	10.65	9.70	832,600	11.37	10.17	2,281,700
June	10.91	9.87	1,076,400	11.21	10.12	3,814,700
May	11.60	10.68	1,150,700	12.11	10.90	3,597,400
Second Quarter of 2011
April	11.63	10.62	581.700	12.06	11.09	2,535,600
March	11.81	10.98	930,300	12.15	11.07	3,941,900
February	11.53	11.10	1,360,800	11.68	11.36	4,183,400
First Quarter of 2011
January 2011	11.45	9.81	2,347,100	11.51	10.11	8,130,400
December 2010	11.77	10.99	624,500	11.69	10.93	2,784,800
November 2010	11.55	10.81	732,900	11.59	10.67	1,642,100

Source: Bloomberg

Other than the Common shares, no other class of securities of the Company is traded or quoted on any exchange or market.

9.	LEGAL PROCEEDINGS

9.1.	AECL Arbitration

Please refer to Description of the Business – Medical Isotopes – Nordion’s Supply of Medical Isotopes – NRU Reactor and MAPLE Facilities on for additional information regarding the arbitration and related claim.

9.2.	Bioequivalence Studies

During fiscal 2009, Nordion was served with a complaint, filed with the Superior Court of New Jersey, from Dr. Reddy’s Laboratories Limited, Dr. Reddy’s Laboratories, Inc. and Dr. Reddy Pharmaceuticals, Inc. related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company’s former MDS Pharma Services business unit at the Montreal, Canada, facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs, as well as errors and omissions insurance. Nordion has assessed this claim, and has accrued amounts related to the direct costs associated with the repeat study costs in an FDA provision (see Note 11 in the 2011 Financial Statements). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action. Discoveries are ongoing and will continue into 2012. To date, attempts to mediate the claim have been unsuccessful.

During fiscal 2009, Nordion was served with a statement of claim from Apotex Inc. related to repeat study and mitigation costs of C$5 million and loss of profit of C$30 million. This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at the Montreal, Canada, facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs, as well as errors and omissions insurance. Nordion has assessed this claim, and has accrued amounts related to the direct costs associated with the repeat study costs in an FDA provision (see Note 11 in the 2011 Financial Statements). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action. Document production is nearing completion and discoveries have not yet commenced.

9.3.	Arbitration with Life Technologies Corporations

As part of the sale of MDS Analytical Technologies completed in the first quarter of fiscal 2010, Nordion’s joint venture partnership with Applied Biosystems, a division of Life Technologies Corporation (Life), was dissolved.  A disagreement arose between Nordion and Life, the former partners, as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership.  In the third quarter of fiscal 2011 the arbitrator in the hearing ruled in favour of Life, awarding them a settlement of approximately $9.5 million. Nordion has not made payment.

Subsequent to the arbitrator’s ruling, on September 30, 2011, Nordion filed a statement of claim against Life  in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requested the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense, and Nordion expects that Life will vigorously defend this action.

9.4.	Radiation Overexposure Claim

The Company has received a Petition for Damages from counsel representing approximately 34 plaintiffs, which was filed on October 20, 2011, in the Circuit Court of St. Louis County, Missouri, United States. The petition claims damages resulting from alleged overexposure of the plaintiffs arising from defects in external beam irradiation therapy equipment.  The petition has been filed against several defendants including the Company. The action stems from suits filed in Missouri in 2001, and later in several other jurisdictions (including Panama), all of which were dismissed on competency or jurisdictional grounds. After the Supreme Court in Panama in 2010 reaffirmed the lack of competence and jurisdiction in Panama, Plaintiff’s refiled the present action in St. Louis County, Missouri.

The Plaintiffs are claiming wrongful death and/or loss of chance of survival arising from alleged negligence in design, testing, manufacture and operation, and resulting defects in, external beam irradiation therapy equipment (Theratron 780-C teletherapy units) and associated software, which the Plaintiffs claim resulted in overexposure to radiation during treatment of 34 patients in Panama who either died as a result of overexposure to radiation or continue to suffer from the effects of over radiation.

The treatment planning software calculating patient irradiation exposure used with the equipment was of third-party design and was not sold or provided by Nordion. Damages claimed have not been specified by Plaintiffs and no Company specific-provision has been recorded or accruals have been made for this claim. The Company intends to vigorously defend this action.

9.5.	Factory Mutual Global

As a result of the shutdown during 2007 of the NRU reactor operated by AECL, Nordion is advancing a claim against its property insurer Factory Mutual Global (FM Global) with respect to economic loss of up to C$25M suffered by Nordion. A Proof of Loss under the applicable insurance policy was executed by Nordion on October 20, 2010 and subsequently delivered to FM Global. On October 22, 2010, Nordion filed a Statement of Claim against FM Global in the Ontario Superior Court of Justice. Nordion is expecting to receive the Statement of Defence from FM Global during the first calendar quarter of 2012. Nordion anticipates preliminary procedures in the action to occur and a trial date to be set during the first half of 2012. FM Global has indicated that it intends to vigorously defend this claim.

10.	DIRECTORS AND OFFICERS

10.1.	Directors

The Company currently has a Board of Directors (the Board) comprised of nine persons. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. In accordance with the provisions of the CBCA, the directors are authorized from time-to-time to increase the size of the Board of Directors, and to fix the number of directors, up to the maximum of 20 persons, as currently provided under the articles of the Company, without the prior consent of the shareholders. The Board is permitted to appoint one or more directors to hold office between annual meetings for a term expiring not later than the next annual meeting of shareholders, provided that in no event shall the number of directors appointed in that manner exceed one third of the number of directors elected at the previous annual meeting.

The following describes the Directors of the Company. Details on compensation and share ownership guidelines for the Directors will be contained in the Company's management proxy circular for its 2012 annual and special meeting of shareholders, scheduled for March 7, 2012, which will be posted on the Company’s website at www.nordion.com and will be available at www.sedar.com and www.sec.gov.

William D. Anderson, 62 Toronto, Ontario, Canada Director since 2007 Independent1
Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.  Mr. Anderson was formerly a director of Four Seasons Hotels Inc.
Areas of Expertise:  Global Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors (Chair)			9/9	Gildan Activewear Inc. Sun Life Financial TransAlta Corporation
	Securities Held
	Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	5,000	41,560	46,560	$563,304	$735,4205
	2010	5,000	31,162	36,162	$534,253
	change	Nil	10,398	10,398	$29,051
	Options Held: Nil (Director option grants were discontinued in 2003)

William G. Dempsey, 60 Marco Island, Florida, USA Director since 2008 Independent1
Mr. Dempsey was an Executive with Abbott Laboratories for 25 years prior to his retirement in 2007. Mr. Dempsey’s assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.
Areas of Expertise:  Global Life Sciences/Operations/Strategy/Marketing

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors Human Resources & Compensation (Chair) Technology			9/9 6/6 4/4	Hospira, Inc. Landaeur, Inc.
	Securities Held
	Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	64,828	64,828	$612,781	$122,570
	2010	Nil	49,324	49,324	$534,253
	change	Nil	15,504	15,504	$78,528
	Options Held: Nil (Director option grants were discontinued in 2003)

Robert W. Luba, 69 Toronto, Ontario, Canada Director since 1996 Independent1
Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, Ontario). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.  Mr. Luba was formerly a director of ATS Automation Tolling Systems Inc., Menu Foods Income Fund, KCP Income Fund and Vincor International Inc.
Areas of Expertise:  Global Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors Finance & Audit (Chair) Human Resources & Compensation			9/9 6/6 6/6	Invesco Funds Softchoice Corporation
	Securities Held
	Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	11,600	77,915	89,515	$1,126,556	$122,570
	2010	11,600	65,386	76,986	$919,719
	change	Nil	12,529	12,529	$206,837
	Options Held: 5,500 (Director option grants were discontinued in 2003)

Mary A. Mogford, 67 Newcastle, Ontario, Canada Director since 1998 Independent1
Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario.  Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.  Ms. Mogford was formerly a director of Falconbridge Limited and Sears Canada.
Areas of Expertise:  Human Resources/Government/Governance/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors EHS & Governance (Chair) Human Resources & Compensation			9/9 4/4 6/6	Potash Corporation of Saskatchewan
	Securities Held
	Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	13,150	43,591	56,741	$815,515	$122,570
	2010	13,150	36,348	49,498	$727,304
	change	Nil	7,243	7,243	$88,211
	Options Held: 5,500 (Director option grants were discontinued in 2003)

Sean Murphy 59, Lake Forest, Illinois, USA Director since 2011 Independent1
Mr. Murphy joined Evercore Partners Inc., an independent investment banking advisory firm, in September 2011 as a Senior Advisor, Investment Banking. He previously served as Vice-President of Licensing and Business Development for Abbott Laboratories for 10 years, prior to his retirement in 2010. During Mr. Murphy’s 30 years of service at Abbott, he also served as President of Perclose Inc., a company in the international vascular business, which was acquired by Abbott.
Areas of Expertise: Global Life Sciences/Business Development/ R&D/ Sales & Marketing

	Nordion Board/Committee Membership			Attendance6	Current Public Board Membership2
	Board of Directors Finance & Audit EH&S & Governance			5/9 3/6 2/4	-
	Securities Held
	Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	14,921	14,921	$152,044	$122,570
	2010	n/a	n/a	n/a	$0
	change	Nil	14,921	14,921	$152,044
	Options Held: Nil (Director option grants were discontinued in 2003)

Kenneth E. Newport, 46 Ottawa, Ontario, Canada Director since 2010 Independent1
Mr. Newport served as Senior Vice-President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005. In the mid-nineties he was co-founder and President of CroMedica Inc., a clinical trials contract research organization which was sold to PRA International in 2002. Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life science organizations. He is a member of the Institute of Corporate Directors and serves on the corporate boards of The Opmedic Group Inc., Jennerex Inc., (where he is currently also serving as acting Chief Executive Officer) and Medgenesis Therapeutics Inc.
Areas of Expertise Global Life Sciences/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors Finance and Audit Technology (Chair)			9/9 6/6 4/4	The Opmedic Group Inc.
	Securities Held
	Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	13,335	13,335	$135,380	$122,570
	2010	Nil	1,890	1,890	$20,474
	change	Nil	11,445	11,445	$114,906
	Options Held: Nil (Director option grants were discontinued in 2003)

Dr. Adeoye Olukotun, 66 New Jersey, USA Director since 2010 Independent1
Dr. Olukotun is the CEO of Cardiovax Inc., a biotechnology company focused on developing innovative cardiovascular therapies.  He is also a co-founder of VIA Pharmaceuticals and served as its Chief Medical Officer from 2004 until 2008.  From 2000 to 2003, he was the CEO of CR Strategies, LLC, a clinical research and development consulting firm.  From 1996 to 2000, Dr. Olukotun was Vice President of Medical and Regulatory Affairs and Chief Medical Officer of Mallinckrodt, Inc.  He is a Fellow of the American College of Cardiology as well as the American Heart Association. Dr. Olukotun was previously a director of Icagen Inc. and SemBioSys Genetic, Inc.
Areas of Expertise Medical/Regulatory/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors EHS & Governance Technology			9/9 4/4 4/4	BioClinica Inc.
	Securities Held
	Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	19,167	19,167	$193,743	$122,570
	2010	Nil	4,456	4,456	$48,262
	Change	Nil	14,711	14,711	$145,481
	Options Held: Nil (Director option grants were discontinued in 2003)

Steven M. West, 59 Ottawa, Ontario, Canada Director since 2010 Not Independent7
Mr. West is President and Chief Executive Officer of Nordion. He was appointed Chief Executive Officer in January 2010. Mr. West, who in September 2009 was appointed Chief Operating Officer, has served as President of Nordion since April 2003. He joined MDS Capital Corp. (now Lumira Capital) in 2001 as a senior partner after serving as President of DiverseyLever Canada. His background includes various CEO assignments in Asia and the Pacific Rim, as well as international business-development responsibilities in the specialty chemicals field. Steve has a degree in Genetics from London University (UK) and completed postgraduate research in Biotechnology.  He currently sits on the Board of Directors of the Ottawa Hospital.
Areas of Expertise:  Global Life Sciences/Operations/Strategy/Medical/Business Development/ Marketing/ Government

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership2
	Board of Directors Technology Committee			8/9 4/4	-
	Securities Held
	Year	Common Shares	DSUs/ RSUs8	Total Common Shares and DSUs/RSUs	Total At-Risk Value of Common Shares and DSUs/RSUs8	Minimum Ownership Requirement
	2011	29,800	60,647	90,447	$1,028,785	$832,844
	2010	25,400	29,199	54,599	$600,753
	change	4,400	31,448	35,848	$428,032
	Options Held: 631,500 (options granted as an executive officer)

Janet Woodruff, 54 Vancouver, British Columbia, Canada Director since 2011 Independent1
Ms. Woodruff, a Chartered Accountant, is a Corporate Director, having recently served as Vice-President and Special Advisor of BC Hydro from 2010 to 2011. Prior to this, Ms. Woodruff served as Interim President (2009-10) and Vice-President and Chief Financial Officer (2007-08) of BC Transmission Corporation. Ms. Woodruff was Vice President and CFO of Vancouver Coastal Health from 2003-2007, following fourteen years with Westcoast Energy. Ms. Woodruff holds the Institute of Corporate Directors accreditation.
Areas of Expertise:  Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance6	Current Public Board Membership2
	Board of Directors Finance & Audit Human Resources & Compensation			5/9 3/6 3/6	Pacific Northern Gas
	Securities Held
	Year	Common Shares	DSUs3	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs4	Minimum Ownership Requirement
	2011	Nil	13,901	13,901	$140,692	$122,570
	2010	n/a	n/a	n/a	n/a
	change	Nil	13,901	13,901	$140,692
	Options Held: Nil (Director option grants were discontinued in 2003)

1 Each of the directors, other than Steven West, has been determined by the Board to be free of any relationship which could materially interfere with his or her ability to act in the best interests of the Company and to meet the criteria to be considered independent as described in the corporate governance guidelines of the Ontario Securities Commission National Policy 58-101 and New York Stock Exchange corporate governance rules.
2 Based upon information provided by each of the nominees there are no board interlocks.
3 Independent directors have the option of receiving their compensation in the form of DSUs under the Nordion Deferred Share Unit Plan for Non-Executive Directors (“DSU Plan”).
4 For the purpose of determining the value of the equity investment of a director in the Company at any time, the value of the DSUs or Common Shares held by a director is based upon the higher of the acquisition cost of the DSUs or Common Shares and the market value of the Common Shares held, or Common Shares represented by DSUs held under the DSU Plan. For 2010, the value of Common Shares for William Anderson, Robert Luba and Mary Mogford is based on acquisition cost; the value of DSUs for William Anderson, Robert Luba and Mary Mogford is based on acquisition cost and for William Dempsey, Kenneth Newport and Adeoye Olukotun on market value. For 2011 the value of Common Shares and DSUs for all Board members excluding Mr. West are based on acquisition cost.  For Mr. West, the value of Common Shares and DSUs are based on market value. The market value of Common Shares and DSUs is based on the highest share price on the TSX for the six-month period ending October 31, 2011 - C$11.60 and converted to U.S. dollars.
5 Mr. Anderson was appointed Chairman of the Board in January 2010. Mr. Anderson’s minimum ownership requirements increased to $735,420 (being 5x his Chairman’s retainer of $147,084). Mr. Anderson will have until January of 2013 to meet these requirements.
6 Mr. Murphy and Ms. Woodruff were elected to the Board March 10, 2011.
7 Mr. West, the Chief Executive Officer of the Company, is the only non-independent director. His share ownership requirement is based on two times his annual salary over the last three fiscal years.
8 As an employee director, Mr. West does not participate in the Plan. Mr. West’s DSUs and restricted share units (“RSUs”) are issued in his capacity as Chief Executive Officer.

10.2.	Executive Officers

In addition to Mr. Steven West, CEO of Nordion, the Company’s Executive Management team currently comprises the following individuals:

Executive Officer	Officer of the Company Since	Position with Nordion	Employment History for the Previous Five Years

Christopher Ashwood Ontario, Canada	2010	Senior Vice-President (SVP), Corporate Services
Mr. Ashwood was Nordion’s SVP of Human Resources and Information Technology from 2008 to 2010. Prior to joining Nordion in 2008, he was Vice President, Product Development Solutions at Nortel Networks.

Tamra Benjamin Ontario, Canada	2010	Vice-President (VP), Public & Government Relations
Prior to her appointment, Ms. Benjamin was VP, Communications, Nordion. From 2006 to 2009, Ms. Benjamin worked in various Communications roles. Prior to joining Nordion, Ms. Benjamin was Director, Marketing Communications with TenXc Wireless.

Kevin Brooks Ontario, Canada	2010	SVP, Sales & Marketing	Prior to joining Nordion in 2006, Mr. Brooks was Global Brand Director, Cardiology with GE Healthcare.

Jill Chitra Ontario, Canada	2010	SVP, Quality & Regulatory Affairs	Prior to 2010, Ms. Chitra was VP, Strategic Technologies. From 2006 to 2008, she was VP, Global Research & Development, and before that VP, Engineering & Development.

Dr. Peter Covitz Ontario, Canada	2010	SVP, Innovation	Prior to 2008, Dr. Covitz was Chief Operating Officer at the National Cancer Institute Center for Biomedical Informatics and Information Technology in Maryland, U.S., where he worked since 2002.

Peter Dans Ontario, Canada	2007	Chief Financial Officer (CFO)	Mr. Dans held the positions of SVP and VP Financial Planning and Analysis with Nordion from 2007 to 2010. Before that he worked at Nortel Networks and was CFO of LG-Nortel in Korea since 2005.

Andrew Foti Ontario, Canada	2011	SVP, General Counsel & Corporate Secretary	Prior to joining Nordion, Mr. Foti was a partner with the law firm Gowling, Lafleur, Henderson, LLP since 2002.

Scott McIntosh Ontario, Canada	2010	SVP, Operations	Prior to his appointment, Mr. McIntosh was VP, Manufacturing with Nordion since 2005.

To the knowledge of Nordion, the directors and executive officers of Nordion, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 114,769 Nordion Common shares representing 0.18% of Nordion’s issued and outstanding Common shares as of October 31, 2011.

10.3.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Nordion, no director or executive officer of Nordion (a) is at the date hereof or has been, in the last 10 years before the date hereof, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company, including Nordion, that (i) was subject to a cease trade order, similar order or an order that denied the relevant company access to any exemptions under securities legislation, for a period of more than 30 consecutive days (an “Order”) that was issued while the director or executive officer was acting in that capacity; or, (ii) was subject to an Order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as  director, CEO or CFO. To the knowledge of Nordion, no director or executive officer of Nordion, and no shareholder holding a sufficient number of securities of Nordion to affect materially the control of Nordion, (i) is at the date hereof or has been in the 10 years before the date hereof, a director or executive officer of a company, including Nordion that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or (ii) has, within the last 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer, or shareholder except for Mr. Robert Luba, a director of Nordion who was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

10.4.	Conflicts of Interest

To the Company’s knowledge there are no existing or potentially material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or of a subsidiary of the Company.

11.	FINANCE & AUDIT COMMITTEE

11.1.	Composition of Finance & Audit Committee

Chair: Robert W. Luba

Members (as of March 10, 2011): Kenneth E. Newport, Sean Murphy, and Janet P. Woodruff.

The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Schedule A to this AIF. The responsibilities and duties of the Committee’s Chair are set out in the Committee’s Chair position description, the text of which is set forth in Appendix A of Schedule A of this AIF.

The Board of Directors believes that the composition of the Finance & Audit Committee reflects a high level of financial literacy and expertise. Each member of the Finance & Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under applicable Canadian and United States securities laws and the NYSE Corporate Governance Listing Standards. In addition, the Board has determined that each of Robert W. Luba, Kenneth E. Newport, Sean Murphy,  and Janet P. Woodruff is an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee in particular.

Robert W. Luba (Chair) has been a Chartered Accountant since 1964 and Fellow of the Ontario Institute of Chartered Accountants since 1988. Mr. Luba received a Masters in Business Administration in 1967 and practiced as an accountant for six years from 1959 to 1965. He was President of Crown Life from 1987 to 1988. Previously, he held the position of Chief Financial Officer at John Labatt Limited.

Kenneth E. Newport (Member) has been a Chartered Accountant in good standing with CICA since 1988. Mr. Newport received a Masters in Accounting from the University of Waterloo in 1988. He worked in a public accounting firm as a Chartered Accountant for eight years from 1988 to 1996, and was a Partner for seven of those years. He was Chief Financial Officer for CroMedica International Inc. from 1996 to 1999.

Sean Murphy (Member) obtained a Certified Public Accountant designation in the State of Illinois in 1976. He received a Masters in Finance from the University of Illinois in 1975. He was Controller of a division of Abbott from 1981 to 1987. He was President of Perclose Inc., a subsidiary of Abbott, from 2000-2001.

Janet P. Woodruff (Member) has been a Chartered Accountant in good standing with CICA since 1986. She received a Masters in Business Administration in 1984. She has been Chair of Audit Committee for Pacific Northern Gas since 2006 and was Interim President of BC Transmission Corporation from 2009 to 2010. She was Chief Financial Officer for BC Transmission Corp from 2007 to 2008; Vancouver Coastal Health from 2003 to 2007; and Engage Energy from 2000 to 2002. She was Controller for Westcoast Energy in 1998; Union Gas from 1994 to 1998; and Centra Gas from 1991 to 1993. She was Manager at Ernst and Young in 1988.

11.2.	Auditor Service Fees

The fees for all services performed by the auditors for the years ended October 31, 2011 and October 31, 2010 are set out below.

Years ended October 31	2011 (US$‘000s)	2010 (US$‘000s)
Audit services	935	2,335
Audit-related services	195	357
Tax services	-	29
Total	1,130	2,721

Audit Services – an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of Nordion, the opinions issued on subsidiaries of Nordion as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which Nordion exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of Nordion employees.

Audit-related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to the Company’s filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services – a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of Nordion and to certain entities that are controlled by Nordion, but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

11.3.	Pre-approval Policy for External Auditor Services

The Finance & Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors. The Finance & Audit Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor.

All fees paid to the independent auditors for fiscal 2011 were approved in accordance with the pre-approval policy.

12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Nordion, and, to the knowledge of the directors and executive officers of Nordion, (i) no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of Nordion’s Common shares, (ii) nor any of such persons’ or companies’ associates or affiliates, (iii) nor any associates or affiliates of any director or executive officer of Nordion, has had a material interest, direct or indirect, that has materially affected or is reasonably expected to materially affect the Company within the three most recently completed financial years or during the current financial year.

13.	TRANSFER AGENT AND REGISTRAR

The transfer agent of the Company is Canadian Stock Transfer, Toronto, Canada.

14.	MATERIAL CONTRACTS

Following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Company within the most recently completed fiscal year, or were entered into before the most recently completed fiscal year and are still in effect, deemed to be material:

a)
Interim and Long-Term Supply Agreement between AECL and Nordion (Canada) Inc. dated as of February 21, 2006 (see Section 4.3 – Description of the Business – Medical Isotopes – Nordion’s Supply of Medical Isotopes – NRU Reactor and MAPLE Facilities).

b)
Credit facility Agreement between Nordion Inc. as Borrower, The Toronto-Dominion Bank as Administrative Agent. TD Securities Inc. as Lead Arranger and Bookrunner and various financial institutions dates as of June 3, 2011 (see Section 6.2 – Capital Structure).

15.	EXPERTS

The fiscal 2011 Financial Statements have been audited by Ernst & Young LLP, 1600-100 Queen Street, Ottawa, ON, K1P 1K1. During fiscal 2011, Nordion’s Audit Committee obtained written confirmation from Ernst & Young LLP confirming that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

16.	ADDITIONAL INFORMATION

Additional information about Nordion is available on the Company’s website at www.nordion.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange website at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans will be contained in the

Company's management proxy circular for its 2012 annual and special meeting of shareholders, scheduled for March 7, 2012, which will be posted on the Company’s website at www.nordion.com and will be available at www.sedar.com and www.sec.gov.

Additional financial information is provided in the Company’s consolidated financial statements for the year ended October 31, 2011, and the Company’s 2011 MD&A. The above documents and additional information relating the Company, including the NCIB, are available at www.nordion.com and are be available at www.sedar.com and www.sec.gov.

Nordion (Canada) Inc., a wholly-owned indirect subsidiary of the Company and the entity which holds the Nordion assets, is subject to the Nordion and Theratronics Divestiture Authorization Act (Canada). The Act is incorporated by reference to this Annual Information Form. The full text of the Act is available at http://laws-lois.justice.gc.ca/eng/acts/N-23.7.

In addition, copies of the above mentioned documents may be obtained from:

Ana Raman
Director, Investor Relations
Nordion Inc.
Telephone:	613-595-4580
Fax:	613-595-4599
Email:	investor.relations@nordion.com

Mailing address:	447 March Road, Ottawa, Ontario K2K 1X8

SCHEDULE A – NORDION INC. FINANCE AND AUDIT COMMITTEE CHARTER

CHARTER OF THE FINANCE AND AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF NORDION INC.

Purpose

The primary function of the finance and audit committee (the “Finance & Audit Committee”) of the board of directors (the “Board”) of Nordion Inc. (the “Corporation”) is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process including responsibility for overseeing:

•
the integrity of the Corporation’s financial statements and financial reporting process, including the system of internal control over financial reporting, the audit process and the processes for identifying, evaluating and managing the Corporation’s principal risks impacting financial reporting;

•	compliance with legal and regulatory requirements, other than those otherwise assigned from time to time by the Board;
•	financial oversight of Pension Plan management;
•	the qualifications and independence of the independent auditor; and
•	the Corporation’s internal audit function.

Consistent with these functions, the Finance & Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices.

Approval of Charter

The Committee shall review and reassess annually the adequacy of this Charter.  Future changes of a material nature to this Charter require approval by the Board based on the recommendation of this Committee.

Authority to make minor technical amendments to this Committee Charter is delegated to the Corporate Secretary of the Company, who shall report any amendments to the Committee and Board of Directors at its next meeting.

Structure and Composition

The Finance & Audit Committee shall consist of no fewer than three members from among the Board.

Each member of the Finance & Audit Committee shall: (i) be free from any relationship that, in the opinion of the Board, would reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Finance & Audit Committee; and (ii) meet the independence and financial literacy requirements of all applicable corporate, exchange and securities statutes, rules and regulations in Canada and the United States (the “Regulations”).

Each member of the Finance & Audit Committee shall be financially literate as contemplated by applicable regulations and as determined by the Board in its business judgment.

At least one member of the Audit Committee shall be an “audit committee financial expert” as such term is defined by the Regulations. The Board shall make determinations as to whether any particular member of the Finance & Audit Committee satisfies this requirement.

The members of the Finance & Audit Committee shall be appointed by the Board annually or until their successors are duly appointed on the recommendation of the EHS & Governance Committee.

The Board shall normally designate the Chair of the Finance & Audit Committee. In the event that a Board designation is not made, the members of the Finance & Audit Committee shall elect a Chair by majority vote of the full Finance & Audit Committee.

In the event that the Chair of the Finance & Audit Committee does not attend a meeting of the Finance & Audit Committee, the members of the Finance & Audit Committee shall elect a temporary Chair for such meeting by majority vote of the members in attendance at the meeting.

Once appointed, Committee members shall cease to be a member of the Committee upon removal by the Board at any time for any reason.

Members of the Finance & Audit Committee shall not simultaneously serve on the audit committees of more than three public companies, including the Corporation, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Finance & Audit Committee.

Compensation for Committee members shall be approved by the Board on the recommendation of the EHS & Governance Committee.

Meetings

The Finance & Audit Committee shall meet at least quarterly and more frequently as circumstances dictate.

A majority of Finance & Audit Committee members present in person or by phone is required for meeting quorum.

The Finance & Audit Committee shall meet separately at their quarterly meetings with management, the Internal Auditor and the independent auditor in separate committee sessions.

The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Vice President Tax and Treasury, Vice President Financial Planning and Analysis, Vice President Internal Audit and Risk and Corporate Secretary of the Corporation and representatives of the independent auditor shall normally attend meetings of the Finance & Audit Committee. The Finance & Audit Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel or independent auditor to attend a meeting of the Finance & Audit Committee or to meet or provide consultations to the Finance & Audit Committee or any member thereof. Others may also attend meetings as the Finance & Audit Committee may request.

Notice of all meetings of the Finance & Audit Committee shall be sent to all Finance & Audit Committee members and to those persons referred to in the preceding paragraph.

Chair

The Chair of the Committee shall have the duties and responsibilities set forth in Appendix “A”.

Resolutions

Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

Responsibilities and Duties

(i)	Minutes and Reporting to the Board

The Finance & Audit Committee shall prepare written minutes of all of its meetings. The Finance & Audit Committee shall make regular reports to the Board, but not less frequently than quarterly.  In addition, after each meeting of the Finance & Audit Committee, the Chair of the Finance & Audit Committee or designate shall report to the Board on the significant matters addressed by the Finance & Audit Committee at such meeting and a copy of the minutes shall be made available to all members of the Board.

(ii)	Selection, Evaluation and Oversight of Independent Auditor

With respect to the Corporation’s independent auditor the Finance & Audit Committee shall:

•	have the sole authority to recommend to the Board the appointment, retention or replacement of the independent auditor (subject, if applicable, to shareholder approval)
•	be directly responsible for establishing the compensation of the independent auditor
•	have the independent auditor report directly to the Finance & Audit Committee and otherwise be directly responsible for overseeing the work of the independent auditor
•	have the authority to communicate directly with the independent auditor
•
meet with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit and approve the selection of the coordinating partner having primary responsibility for the audit

•	provide for the periodic rotation of the coordinating partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law
•	at least on an annual basis, evaluate the qualifications, performance and independence of the independent auditor and the senior audit partners having primary responsibility for the audit
•
obtain and review a report from the independent auditor at least annually regarding: (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (iii) any steps taken to deal with any issues, (iv) all relationships between the independent auditor and the Corporation, and (v) the independence of the independent auditor as required by the Regulations

•	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditor
•
obtain confirmation from management that the Corporation has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Corporation for the immediately previous 12 month period

•	pre-approve all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Corporation or its subsidiaries by the independent auditor

(iii)	Internal Audit

With respect to the Corporation’s lead of internal audit (the “Internal Auditor”), the Finance & Audit Committee shall:

•	have the authority to approve the appointment and termination of the Internal Auditor
•	have the Internal Auditor report directly on a functional basis to the Finance & Audit Committee (although the Internal Auditor may report administratively to the CEO or the CFO)
•	have the authority to communicate directly with the Internal Auditor
•	meet with the Internal Auditor to discuss the planning, scope and staffing of the internal audit plan
•
approve the internal audit mandate and annual plan, including the responsibilities, budget, compensation and staffing of the Corporation’s internal audit function, through inquiry with the Corporation’s independent auditor, management and the Corporation’s internal auditing department

(iv)	Financial Reporting of Quarterly Financial Results

With respect to the Corporation’s reporting of unaudited quarterly financial results, the Finance & Audit Committee shall:

•	prior to their public release and filing with securities regulatory agencies, review and discuss with management, the internal auditor and the independent auditor:
o	earnings press release
o	financial statements and notes thereto
o	management’s discussion and analysis

The review of the Corporation’s unaudited quarterly financial results shall include:

•	critical accounting policies and practices
•
significant financial reporting issues and judgments (e.g. estimates and reserves) made in the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles

•	the extent to which changes or improvements in financial or accounting practices, as approved by the Finance & Audit Committee, have been implemented
•	results of the independent auditor’s review
•	any written communications between the independent auditor and management (e.g. management letters, schedule of unadjusted differences)
•	any significant disagreements among management and the independent auditor in connection with the preparation of financial statements
•
adequacy of internal controls over financial reporting and any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies

•	management certifications of reports filed by the Corporation pursuant to applicable regulations
•	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements
•	the Corporation’s use of “pro forma” or “adjusted” non-GAAP information
•	the Corporation’s use of forward-looking financial guidance
•	any correspondence with, or published reports by, regulators or governmental agencies which raise material issues regarding the Corporation’s financial statements or accounting policies
•	approve the unaudited quarterly financial statements of the Corporation

(v)	Financial Reporting of Year-End Financial Results

With respect to the Corporation’s annual audit, the Finance & Audit Committee shall:

•	prior to their public release and filing with securities regulatory agencies, review and discuss with management, the internal auditors and the independent auditor the:

o	earnings press release
o	financial statements and notes thereto
o	management’s discussion and analysis
o	results of the independent auditor’s audit

The review of the Corporation’s audited financial results shall include:

o	all matters described above under “Financial Reporting of Quarterly Financial Results”
o	results of the independent auditor’s audit
o
discussions with the independent auditor on the matters required to be discussed by Statement on Auditing Standards No. 61, including significant adjustments, management judgments and accounting estimates, significant new accounting policies, any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management

o
a report from the independent auditor describing (i) all critical accounting policies and practices to be used, (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor and (iii) other material communications between the independent auditor and management, such as the annual management letter or schedule of unadjusted differences

•	recommend to the Board whether the audited consolidated financial statements of the Corporation should be approved by the Board

(vi)	Financial Oversight of Pension Plan Management

With respect to the Corporation’s management of Pension Plans, the Finance & Audit Committee shall fulfill duties related to financial oversight of pension plan management including funding, asset management, and reporting.

The review of the Corporation’s Pension Plan’s shall include:

•	External Auditor reports and financial statements of the plans, including compliance with pension reporting regulations

•	Actuarial valuations and contribution and funding policies

•	Plan solvency and compliance with pension legislation

•	Review of the investment fund strategy and performance and investment manager selection

(vii)	Regulatory Filings and Guidance

The Finance & Audit Committee shall:

•
consider the effectiveness of the procedures that are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than management’s discussion and analysis and annual and interim earnings press releases, and shall periodically assess the adequacy of those procedures

•	issue any reports required of the Finance & Audit Committee to be included in the Corporation’s annual proxy statement
•	prior to their public release or filing with securities regulatory agencies, review and recommend to the Board the approval of the following documents:

o	Annual Information Form
o	Annual Report on Form 40-F
o	prospectuses

•
review financial information and review and approve annual earnings guidance provided by the Corporation to analysts and rating agencies or which the Corporation or any of its officers or employees intends to publicly disclose by way of press release (other than press releases referred to under “Financial Reporting of Quarterly Financial Results” and under “Financial Reporting of Year-End Financial Results”) or otherwise (which review may be done generally (i.e., discussion of the types of information to be provided or disclosed and type of presentations to be made); the Finance & Audit Committee need not discuss in advance each instance in which the Corporation may provide or disclose earnings guidance)

(viii)	Related Party Transactions and Off-Balance Sheet Structure

The Finance & Audit Committee shall:

•
review all proposed related-party transactions including those between the Corporation and its officers or directors and, if deemed appropriate, recommend approval of any particular transaction to the Board

•	review all material off-balance sheet structures which the Corporation is a party to

(ix)	Internal Controls, Risk Management and Legal Matters

The Finance & Audit Committee shall:

•	consider the effectiveness of the Corporation’s internal controls over financial reporting
•
discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies including the use of derivative financial instruments. Areas to be considered in this respect include:

o	insurance coverage
o	foreign currency exposure
o	interest rate exposure

•	review with management at least annually reports demonstrating compliance with risk assessment and with risk management policies
•
review quarterly with management, and if necessary, the Corporation’s counsel, any legal matter which could reasonably be expected to have a material impact on the Corporation’s financial statements or accounting policies

•
review the yearly report prepared by management, and attested to by the Corporation’s independent auditor, assessing the effectiveness of the Corporation’s internal control over financial reporting and stating management’s responsibility for establishing and maintaining adequate internal control over financial reporting prior to its inclusion in the Corporation’s annual filings under applicable securities laws

•	review quarterly with the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Internal Auditor and Independent Auditor, periodically, the following:
o
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

o	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting
•	review and approve the Corporation’s disclosure policy

(x)	Capital Structure, Investment and Cash Management Policies, Disclosure Policy

The Finance & Audit Committee shall:

•	review and recommend any changes to the Corporation’s capital structure
•	review and approve the Corporation’s treasury management policies
•	review and approve the Corporation’s disclosure policy
•	review and approve any inter-company capital requirements

•	review and approve any tax planning proposals

(xi)	“Whistle Blower” and Related Procedures

The Finance & Audit Committee shall oversee the establishment of procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, auditing matters or fraud, and for the confidential and/or anonymous submission by employees of the Corporation of concerns regarding questionable accounting  auditing matters, internal control failures or fraud, which procedures shall include the requirement to advise the Finance & Audit Committee of all such complaints received.

(xii)	Review of Charter and Self Assessment

The Finance & Audit Committee shall:

•	review and reassess annually the adequacy of this Charter
•	review annually the Finance & Audit Committee’s own performance

(xiii)	Other Activities

The Finance & Audit Committee shall carry out such other activities consistent with this Charter, the Corporation’s by-laws and governing law, that the Finance & Audit Committee or the Board deems necessary or appropriate.

Resources and Authority

The Finance & Audit Committee shall have the authority to retain independent legal, accounting or other advisors, including consulting with the national office of the independent auditor, as it determines necessary to carry out its duties. The Corporation shall provide for appropriate funding, as determined by the Finance & Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and to any advisors employed by the Finance & Audit Committee and for ordinary administrative expenses of the Finance & Audit Committee.

The Finance & Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its duties and in connection therewith, to inspect all books and records of the Corporation and its subsidiaries and to discuss such books and records and any matters relating to the financial position, risk management and internal controls of the Corporation and its subsidiaries with the officers of the Corporation and with the independent auditor.

Limitations on Committee’s Duties

It is recognized that members of the Finance & Audit Committee are not full-time employees of the Corporation and do not represent themselves to be accountants or auditors by profession.  Each member of the Finance & Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from whom such member receives information, and (ii) the accuracy of the financial and other information provided to the Finance & Audit Committee by such persons or organizations absent actual knowledge to the contrary.

While the Finance & Audit Committee has the responsibilities and power set forth in this Charter, it is not the duty of the Finance & Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of either management and/or the independent auditor.

In discharging its duties, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter, including designating any member of the Committee as an “audit committee financial expert” is intended, or should be determined to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

The essence of the Committee’s responsibilities is to monitor and review the activities described in this Charter to gain reasonable assurance (but not to ensure) that such activities are being conducted properly and effectively by the Corporation.

Appendix A – Position Description of Chair of the Finance & Audit Committee

In addition to the duties and responsibilities set out in the Board of Directors Charter and the Charter of the Finance & Audit Committee, the chair (the “Chair”) of the Finance & Audit Committee (the “Committee”) of Nordion Inc. (the “Company”) has the duties and responsibilities described below. The Committee Chair will:

1.	Provide overall leadership to enhance the effectiveness of the Committee, including:

a.	Recommend and oversee the appropriate structure, composition, membership and activities delegated to the Committee;

b.	Chair all meetings of the Committee and manage agenda items so appropriate consideration can be given to agenda items;

c.	Encourage Committee members to ask questions and express viewpoints during meetings;

d.	Schedule and set the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

e.	Facilitate the timely, accurate and proper flow of information to and from the Committee;

f.	Arrange for management, internal personnel, external advisors and others to attend and present at Committee meetings as appropriate;

g.	Arrange sufficient time during Committee meetings to fully discuss agenda items; and

h.	Carry out the responsibilities and duties of the Committee, as outlined in its Charter and review the Charter and duties and responsibilities with Committee members on an annual basis;

2.	Foster ethical and responsible decision-making by the Committee and its individual members.

3.	Provide for in-camera sessions at the quarterly meetings of the Committee and at such times as required.

4.	Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5.	Carry out such other duties as may reasonably be requested by the Board of Directors.

SCHEDULE B – GLOSSARY

Acronyms:

AECL
Atomic Energy of Canada Limited

A nuclear technology and services company providing services to utilities worldwide.  AECL delivers a range of nuclear services including R&D support, design and engineering to specialized technology, waste management and decommissioning.

CANDU	CANada Deuterium Uranium A Canadian-invented, pressurized heavy water reactor.

CBCA	Canada Business Corporations Act The law applicable to business corporations incorporated to carry on business throughout Canada.

CNSC
Canadian Nuclear Safety Commission

An independent federal government agency that regulates the use of nuclear energy and material to protect health, safety, security and the environment and to respect Canada’s international commitments on the peaceful use of nuclear energy.

Co-59 and Co-60	Cobalt-59 and Cobalt-60 Co-59 is the stable form of Cobalt. Co-60 is the radioactive isotope of Co-59. Co-60 has a half-life of 5.2 years.

CRO
Contract Research Organization

CRO is a service organization that provides support to the pharmaceutical and biotechnology industries in the form of outsourced pharmaceutical research services (for both drugs and medical devices).

FDA	Food and Drug Administration The U.S. regulatory agency charged with maintaining the safety of food, drugs, and cosmetics.

FDCFA	Facilities Development and Construction Funding Agreement A loan agreement between the Government of Canada and Nordion for C$100 million of which C$68 million is outstanding.

GAAP
Generally Accepted Accounting Principles

The standard framework of guidelines for financial accounting. It includes the standards, conventions, and rules accountants follow in recording and summarizing transactions, and in the preparation of financial statements.

GCP and GLP
Good Clinical Practices and Good Laboratory Practices

Standards for the conduct of clinical trials (including laboratory studies), the data from which are expected to be submitted to a regulatory agency such as the FDA. In the case of GLP, these practices are defined by regulation.  GCP have arisen from general accepted clinical practices within the industry.

GMP or cGMP
Good Manufacturing Practice or Current Good Manufacturing Practice

Part of an approved quality system covering the manufacture and testing of active pharmaceutical ingredients, diagnostics, foods, pharmaceutical products, and medical devices.

HCC	Hepatocellular Carcinoma The most common primary malignant or cancerous tumor of the liver.

HDE
Humanitarian Device Exemption

A Humanitarian Use Device (HUD) is a device that is intended to benefit patients by treating or diagnosing a disease or condition that affects or is manifested in fewer than 4,000 individuals in the United States per year.  To obtain approval for an HUD, a humanitarian device exemption (HDE) application is submitted to FDA. An HDE is similar in both form and content to a pre-market approval (PMA) application, but is exempt from the effectiveness requirements of a PMA.

HEU	Highly Enriched Uranium Uranium that contains the isotope Uranium-235 in a concentration of 20% or more. Naturally occurring uranium has a Uranium-235 content of about 0.7%.

LEU	Low-Enriched Uranium Uranium that contains the isotope Uranium-235 in a concentration 20% or less.

MAPLE
Multipurpose Applied Physics Lattice Experiment

The MAPLE (Multipurpose Applied Physics Lattice Experiment) is a pool-type reactor with a compact core of low-enriched uranium fuel surrounded by a vessel of heavy water.

MD&A	Management Discussion and Analysis A section of a company’s financial report in which management discusses numerous aspects of the company, both past and present.

Mo-99	Molybdenum-99 A radioactive chemical formed by nuclear reactions including the fission of uranium. Mo-99 decays into Technetium-99m (Tc-99m), the most common isotope used for medical purposes.

NCIB	Normal Course Issuer Bid The action of a company buying back its own outstanding shares from the market so it can cancel them.

PET
Positron Emission Tomography

A diagnostic imaging technology that involves the injecting of a positron-emitting radioisotope into a patient. The positron emission creates gamma rays that are detected by a camera to provide an image of an organ, tumor, or other body system.

PVT	Portal Vein Thrombosis A blood clot that forms within a vein affecting the hepatic portal vein, which can lead to portal hypertension and reduction in the blood supply to the liver.

SPECT
Single Photon Emission Computed Tomography

A diagnostic imaging technology that involves the injection of a gamma ray-emitting radioisotope into a patient. The gamma ray is detected by a camera that allows a physician to see a three-dimensional image of a particular organ or body system. A SPECT scan is often used to visualize blood flow in the heart and other organs.

TACE	Transarterial chemo-embalization A procedure in which the blood supply to a tumor is blocked (embolized) and chemotherapy is administered directly into the tumor.

Tc-99m	Technetium-99m Tc-99m is the metastable nuclear form of Techentium-99.

Y-90	Yttrium-99 A radioactive chemical used in medical isotopes.

Technical Terms:

Antibody	Proteins that are found in blood or other bodily fluids, and are used by the immune system to identify and neutralize foreign objects, such as bacteria and viruses.

Bioequivalence	The study of different formulations of the same drug to determine if the metabolic effects are equivalent.

Biotechnology	The scientific manipulation of living organisms, especially at the molecular genetic level, to produce useful products.

CE Marking
CE marking is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing certain European Directives. CE marking gives companies easier access into the European market to sell their products without adaptation or rechecking. The initials "CE" do not stand for any specific words but are a declaration by the manufacturer that his product meets the requirements of the applicable European Directive(s).

Clinical Trials
Broadly, the regulated process by which new drugs proceed after discovery through to acceptance for marketing to patients. The term most correctly refers to the period during which new compounds are tested in human subjects and encompasses the following broad phases:

Credit Facility
A type of loan made in a business or corporate finance context. Specific types of credit facilities are: revolving credit, term loans, committed facilities, letters of credit and most retail credit accounts.

Phase I	Segment of clinical trials research allocated to assessing the safety, tolerance, and pharmacokinetics of a new drug generally using otherwise healthy study subjects.

Phase II	Segment of clinical trials research allocated to assessing the safety and efficacy of a new drug in selected disease states using patients having the condition.

Phase III
Segment of clinical trials research allocated to assessing the safety and efficacy of a new drug often in comparison with standard therapies, conducted in an expanded, multi-centre manner using patients having the condition.

Phase IV	Follow-on clinical studies completed after the FDA has approved the new drug for marketing.

Pre-Market Approval	The U.S. FDA process of scientific and regulatory review to evaluate the safety and effectiveness of certain medical devices.

Cyclotron	A form of particle accelerator that can be used to produce radioisotopes.

Decay
A spontaneous radioactive process by which the number of radioactive isotopes in a material decreases over time resulting in the release of a defined amount of radiant energy/particles and/or the creation of different isotopes.

Efficacy	Capacity for producing a desired result or effect.

Electron (or E) Beam	A type of particle accelerator that creates a stream of high-energy electrons.

Gamma Radiation	Very high-energy electromagnetic radiation that is released from the decay of radioactive sources.

Generator	A device used to extract an isotope from a source of a decaying parent radioisotope.

Half-life	The time required for radioisotopes to decay to one-half the level of radioactivity originally present.

Heavy Water	Water that is highly enriched in deuterium.

Humanitarian Use Device	A device that is intended to benefit patients in the treatment and diagnosis of diseases or conditions that affect or is manifested in fewer than 4,000 individuals in the United States per year.

Irradiation	The process of exposing product or materials to radiation, including X-rays, electrons or neutrons under controlled conditions.

Isotope
A form of an element having the same number of protons (electrically positive particles) but a different number of neutrons from its ordinary state. Most elements exist in more than one form of isotope, and most isotopes are stable (unchanging). Isotopes are typically identified by an element name followed by a number (e.g. Mo-99).

Kinase Inhibitor	A type of enzyme inhibitor that specifically blocks the action of one or more protein kinases.

Molybdenum-99	The most common isotope used for medical purposes. It is processed into technetium-99m for these purposes.

Nuclear Reactor	A device that initiates and controls a sustained nuclear chain reaction.

Particle Accelerator	A machine that increases the kinetic energy of electrons or protons by accelerating them through electric fields.

Radiation	A process in which energetic particles or waves travel through a medium or space.

Radioisotopes
An isotope that is unstable and returns to a stable state through the release of energy in a process called decay. Nordion processes and distributes radioisotopes for use in medical applications and for sterilization processing.

Radioembolization	A type of selective internal radiation therapy.

Radiofrequency Ablation	A medical procedure where part of the electrical conduction system of the heart, tumor or other dysfunctional tissue is removed using high frequency alternating current to treat a medical disorder.

Radiopharmaceuticals
A specially designed pharmaceutical having as part of its ingredients a minute amount of a radioisotope. After injection or ingestion, the radiopharmaceutical is designed to collect in specific organs or types of cells such as tumor cells.

Substantial Issuer Bid
Substantial Issuer Bid is a process that allows a company to buy back its shares from shareholders. A company offers to repurchase a specific number of shares within a set price range, and shareholders are invited to tender shares during the offer period. Shareholders must specify the lowest price within the range that they are willing to accept. At the end of the offer period, the company collects investor offers and selects the lowest tendered price that allows it to buy the maximum number of shares up to a pre-determined dollar amount. This price becomes the purchase price and all shares that are tendered at or below the purchase price are purchased by the company.

Target	The material that when irradiated produces isotopes.